This Draft Registration Statement has not been filed with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on May 1, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LTN STAFFING, LLC*

(Exact Name of Registrant as Specified in its Charter)

Delaware	7363	260829796
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14900 Landmark Boulevard, Suite 300

Dallas, Texas 75254

Telephone: (972) 692-2400

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

L. Allen Baker, Jr.

President and Chief Executive Officer

LTN Staffing, LLC

14900 Landmark Boulevard, Suite 300

Dallas, Texas 75254

Telephone: (972) 692-2400

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

William P. Bowers, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-3903

Fax Number: (214) 855-8200

Approximate date of proposed sale to public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer
Non-accelerated filer ☑	Smaller reporting company
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	1,088,453	$0.01	$10,885	$1.50

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby is subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	No market presently exists of our common stock. The selling stockholders will be required to offer their shares at $0.01 per share until our common stock is listed for quotation on the OTC Bulletin Board or OTCQB Market. Assuming such listing is obtained, offers may be made at prevailing market prices or at privately negotiated prices. There is no liquid market for the registrant’s common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

* LTN Staffing, LLC, d/b/a BG Staffing, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, LTN Acquisition, LLC, a Delaware limited liability company and the parent of LTN Staffing, LLC, will merge with and into LTN Staffing, LLC, and the resulting limited liability company will be converted into a Delaware corporation and renamed BG Staffing, Inc. Shares of the common stock of BG Staffing, Inc. are being offered by the following prospectus. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of LTN Staffing, LLC and its subsidiaries and do not give effect to such merger or corporate conversion.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	Subject to Completion, dated ______, 2013

BG Staffing, Inc.

1,088,453 Shares

Common Stock

This prospectus relates to the offer for sale of an aggregate of 1,088,453 shares of common stock, par value $0.01 per share, of BG Staffing, Inc., which we refer to herein as the common stock, by the selling stockholders named herein. BG Staffing, Inc. is not offering any securities pursuant to this prospectus and will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our common stock is not presently traded on any market or securities exchange, and we have not applied for listing or quotation on any exchange. We are seeking sponsorship for the trading of our common stock on the OTC Bulletin Board and/or OTCQB Market upon the effectiveness of the registration statement of which this prospectus forms a part. The 1,088,453 shares of our common stock can be sold by selling stockholders at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (referred to herein as FINRA), nor can we provide assurance that our shares will actually be quoted on the OTC Bulletin Board and/or OTCQB Market or, if quoted, that a viable public market will materialize or be sustained.

Following the effectiveness of the registration statement of which this prospectus forms a part, the sale and distribution of securities offered hereby may be effected in one or more transactions that may take place on the OTC Bulletin Board and/or OTCQB Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the related disclosure contained in pages 10-11 of this prospectus. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2013.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As used in this prospectus, unless the context otherwise indicates, the references to “BG Staffing,” “we,” “our,” or “us” refer to LTN Acquisition, LLC, together with its subsidiaries (including LTN Staffing, LLC), prior to the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving limited liability company into a Delaware corporation, and BG Staffing, Inc. and its consolidated subsidiaries on or after such merger and conversion. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of LTN Staffing, LLC and its wholly-owned subsidiaries prior to such merger and conversion, and BG Staffing, Inc. and its wholly-owned subsidiaries after such merger and conversion. LTN Acquisition, LLC has no operations; thus, the financial statements of this entity have not been included in this registration statement.

Our Company

We are a national, temporary staffing company that provides temporary workers to a variety of customers that are seeking to match their workforce requirements to their business needs. We have 15 branch offices in 9 states within the United States of America.

Our Industry

The temporary staffing industry supplies temporary staffing services to customers to help them minimize the cost and effort of workforce planning. These services also enable the customer to rapidly respond to changes in business conditions, and in some cases to convert fixed labor costs to variable costs. Temporary staffing companies act as intermediaries in matching available temporary workers to customer assignments. The demand for a flexible workforce continues to grow with competitive and economic pressures to reduce costs and respond to changing market conditions. Staffing Industry Analysts (“SIA”), an independent staffing industry organization, is projecting growth of 6% in the U.S. staffing industry in 2013, driven by continuing job creation and the continued upward shift in temporary staffing usage.

The temporary staffing market is subject to volatility based on overall economic conditions. Historically, in periods of economic growth, the number of companies providing temporary staffing services has increased due to low barriers to entry. During recessionary periods, the number of companies has decreased through consolidation, bankruptcies or other events. The temporary staffing industry is experiencing increased demand in relation to total job growth as customers have placed a greater priority on maintaining a more flexible workforce.

The temporary staffing industry is large and highly fragmented with many competing companies. Staffing companies compete both to recruit and retain a supply of temporary workers and to attract and retain customers to use these workers. Customer demand for temporary staffing services is dependent on the overall strength of the labor market and trends toward greater workforce flexibility. The temporary staffing industry includes a number of markets focusing on business needs that vary widely in duration of assignment and level of technical specialization.

We have diversified our operation to provide temporary workers within distinct segments of the industry. We refer to these segments as Light Industrial, Multifamily and IT Staffing.

Light Industrial Segment

Our Light Industrial segment provides temporary workers to primarily manufacturing customers needing a flexible workforce. We dispatch workers from our Waukegan, Illinois and Milwaukee, Wisconsin branches. Light Industrial segment revenues were $39.3 million in the fiscal year ended December 30, 2012 (“Fiscal 2012”) and represented 51.2% of our consolidated revenues. Our Light Industrial segment temporary workers perform services in a variety of manual and unskilled positions. The workers we assign to our Light Industrial customers are our temporary workers, although our customers provide on-the-job direction, control and supervision.

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Multifamily Segment

Our Multifamily segment is a leading provider of front office and maintenance personnel to the multifamily housing industry. We currently have offices in Dallas, Texas; Austin, Texas; San Antonio, Texas; Houston, Texas; Atlanta, Georgia; Phoenix, Arizona; Charlotte, North Carolina; Raleigh, North Carolina; Tampa, Florida; Jacksonville, Florida; and Denver, Colorado. Multifamily segment revenues were $18.2 million in Fiscal 2012 and represented 23.7% of our consolidated revenues. The workers we assign to our Multifamily customers are our temporary workers, although our customers provide on-the-job direction, control and supervision.

IT Staffing Segment

Our IT Staffing segment provides highly skilled information technology professionals with expertise in SAP ERP, SAP BI, Hyperion, Oracle ERP, Oracle BI and Peoplesoft to large Fortune 500 companies, as well as to consulting firms engaged in systems integration projects. We operate our national coverage of the market from our offices in Durham, North Carolina and Pawtucket, Rhode Island. IT Staffing segment revenues for Fiscal 2012 were $19.3 million and represented 25.1% of our consolidated revenues.

Growth Strategy

We are committed to growing our operations. Our growth strategy is reliant upon both acquisitions and organic growth. We will continue to evaluate opportunities utilizing our proven approach to the assessment, valuation, and integration of acquisitions. Additionally, we are committed to continue to grow our operations in our current markets, as well as expand into new markets within the industries that we currently serve.

Recent Developments

Acquisition of InStaff Holding Corporation

We have entered into an agreement to acquire substantially all of the assets of InStaff Holding Corporation (“InStaff”) for cash consideration of $9,000,000 and contingent consideration of $1,000,000. We believe this acquisition will allow us to strengthen and expand our operations in our Light Industrial segment. InStaff revenues were $53.5 million in Fiscal 2012. InStaff currently operates 12 branches, primarily in Texas, Mississippi and Tennessee. We expect the transaction to close on May 6, 2013.

Conversion into a Delaware Corporation

Reorganization

LTN Staffing, LLC, which does business as BG Staffing, was organized in Delaware in August, 2007, as a wholly-owned subsidiary of LTN Acquisition, LLC. LTN Acquisition, LLC and LTN Staffing, LLC have agreed to effect a reorganization (the “Reorganization”) immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The Reorganization will be completed by the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC, with LTN Staffing, LLC continuing as the surviving entity in the merger. Immediately following the merger, the surviving entity, LTN Staffing, LLC, will convert from a Delaware limited liability company into a Delaware corporation, which will be named BG Staffing, Inc. In the merger, the members of LTN Acquisition, LLC will exchange their membership interests in LTN Acquisition, LLC for membership interests in LTN Staffing, LLC, and in the conversion, the members of LTN Staffing, LLC will exchange their membership interests in LTN Staffing, LLC for common stock of BG Staffing, Inc.

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Partnership Status of LTN Acquisition, LLC and LTN Staffing, LLC

LTN Acquisition, LLC has been reported since its inception as a partnership for federal tax purposes, and LTN Staffing, LLC has reported since its inception as an entity that is disregarded and treated as a branch of LTN Acquisition, LLC for federal tax purposes. LTN Acquisition, LLC and LTN Staffing, LLC will continue to maintain their respective status for federal tax purposes until the Reorganization is completed immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Consequently, the members of LTN Acquisition, LLC will pay federal income taxes on LTN Acquisition, LLC’s taxable income (or loss) from operations through the day of Reorganization. Historically, LTN Acquisition, LLC has not distributed money to its members and does not anticipate making any distributions to its members prior to the Reorganization. Accordingly, if LTN Acquisition, LLC reports taxable income for its current taxable year, which ends immediately prior to the Reorganization, members will be responsible for the payment of their distributive share of LTN Acquisition, LLC’s taxable income.

Corporate Information

Our principal executive offices are located at 14900 Landmark Boulevard, Suite 300, Dallas, Texas 75254. Our telephone number at that location is (972) 692-2400. Our website address is www.bgstaffing.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

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The Offering

Common Stock Outstanding	5,442,294 shares(1)

Common Stock Offered by Selling Stockholders	1,088,453 shares

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders. We have agreed to pay substantially all of the expenses related to this offering, which we estimate to be approximately $303,000. See “Use of Proceeds.”

Dividend Policy	We do not plan on paying dividends on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our senior credit facility and subordinated loans or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Quotation of Common Stock:	Our common stock is not presently traded on any market or securities exchange, and we have not applied for listing or quotation on any exchange. We are seeking sponsorship for the trading of our common stock on the OTC Bulletin Board and/or OTCQB Market upon the effectiveness of the registration statement of which this prospectus forms a part. The 1,088,453 shares of our common stock can be sold by selling stockholders at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can we provide any assurance that our shares will actually be quoted on the OTC Bulletin Board and/or OTCQB Market or, if quoted, that a viable public market will materialize.

Risk Factors	An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Reorganization

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding:

•    gives effect to the completion of the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC, and the subsequent conversion of the limited liability company resulting from that merger into BG Staffing, Inc. prior to the completion of this offering as described in “—Conversion into a Delaware Corporation”; and

•    assumes the effectiveness of our Delaware certificate of incorporation, which we will adopt in connection with such conversion.

(1) Reflects the shares of our common stock that will be outstanding immediately following our conversion into a Delaware corporation as further described in “—Conversion into a Delaware Corporation.”

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RISK FACTORS

Investing in our common stock is highly speculative and involves a significant degree of risk. You should carefully consider the following factors and other information in this prospectus before making a decision to invest in our common stock. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of the following events occur, our business, financial condition, operating results (including revenues and profits) or stock price may be materially and adversely affected. In that event, the trading price of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Company and Our Business

We operate in a highly competitive industry with low barriers to entry, and may be unable to compete successfully against existing or new competitors.

The staffing services market is highly competitive with limited barriers to entry. We compete in national, regional and local markets with full-service and specialized temporary staffing companies. Some of our competitors have significantly more marketing and financial resources than we do. Price competition in the staffing industry is intense, particularly for the provision of office clerical and light industrial personnel. We expect that the level of competition will remain high, which could limit our ability to maintain or increase our market share or profitability.

A continuation or worsening of the global economic downturn could result in our customers using fewer workforce solutions and services or becoming unable to pay us for our services on a timely basis or at all, which would materially adversely affect our business.

Because demand for workforce solutions and services, particularly staffing services, is sensitive to changes in the level of economic activity, our business may suffer during economic downturns. During periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline as quickly as revenues. In periods of decline, we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands. Additionally, during economic downturns companies may slow the rate at which they pay their vendors, or they may become unable to pay their obligations. If our customers become unable to pay amounts owed to us, or pay us more slowly, then our cash flow and profitability may suffer.

Our business is subject to federal and state labor and employment laws and a failure to comply could materially harm our business.

Our business is subject to federal and state labor and employment laws and regulations. The cost to comply, and any inability to comply, with such laws and regulations could materially harm our business. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially harm our business.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Care Reform Laws”) include various health-related provisions to take effect through 2014, including requiring most individuals to have health insurance and establishing new regulations on health plans. Although the Health Care Reform Laws do not mandate that employers offer health insurance, beginning in 2014 tax penalties will be assessed on employers (as interpreted under the “common law” definition of employer) who do not offer health insurance that meets certain affordability or benefit requirements. Unless modified by regulations or subsequent legislation, providing such additional health insurance benefits to our temporary workers, or the payment of tax penalties if such coverage is not provided, will increase our costs. If we are unable to raise the rates we charge our customers to cover these costs, such increases in costs could materially harm our business.

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We may be exposed to employment-related claims and losses, including class action lawsuits, which could have a material adverse effect on our business.

Temporary staffing service providers typically assign personnel in the workplaces of other businesses. The risks of these activities include possible claims relating to:

•	discrimination and harassment;

•	wrongful termination or denial of employment;

•	violations of employment rights related to employment screening or privacy issues;

•	classification of temporary workers;

•	assignment of illegal aliens;

•	violations of wage and hour requirements;

•	retroactive entitlement to temporary worker benefits;

•	errors and omissions by our temporary workers;

•	misuse of customer proprietary information;

•	misappropriation of funds;

•	damage to customer facilities due to negligence of temporary workers; and

•	criminal activity.

We may incur fines and other losses or negative publicity with respect to these problems. In addition, these claims may give rise to litigation, which could be time-consuming and expensive. New employment and labor laws and regulations have been proposed or adopted that may increase the potential exposure of employers to employment-related claims and litigation. There can be no assurance that the corporate policies we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. There can also be no assurance that the insurance policies we have purchased to insure against certain risks will be adequate or that insurance coverage will remain available on reasonable terms or be sufficient in amount or scope of coverage.

We are dependent on workers’ compensation insurance coverage at commercially reasonable terms.

We provide workers’ compensation insurance for our temporary workers. Our workers’ compensation insurance policies are renewed annually. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future or that adequate replacement policies will be available on acceptable terms. The loss of our workers’ compensation insurance coverage would prevent us from doing business in the majority of our markets. Further, we cannot be certain that our current and former insurance carriers will be able to pay claims we make under such policies.

We depend on our ability to attract and retain qualified temporary personnel.

We depend on our ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of our customers. We must continually evaluate our base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is intense, and demand for these individuals is expected to remain strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available. Our success is substantially dependent on our ability to recruit and retain qualified temporary personnel.

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We would be adversely affected by the loss of key personnel.

Our operations and financial success depends significantly on its management team. The loss of any key members of management could adversely affect our business, financial condition and results of operations.

Acquisitions and new business initiatives may not be successful.

We expect to continue making acquisitions and entering into new business initiatives as part of our long-term business strategy. These acquisitions and new business initiatives involve significant challenges and risks, including that they may not advance our business strategy, that we may not realize a satisfactory return on our investment, that we may experience difficulty in integrating operations, or diversion of management’s attention from our other business. These events could cause harm to our operating results or financial condition.

We have significant debt that could adversely affect our financial health and prevent us from fulfilling our obligations or put us at a competitive disadvantage.

We have a relatively high amount of indebtedness. As of March 31, 2013, we had total indebtedness of approximately $24.0 million. Our level of debt and the limitations imposed on us by our lenders could have a material impact on investors, including the requirement to use a portion of our cash flow from operations for debt service rather than for our operations. Additionally, we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing. We could also be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions, or we may be disadvantaged compared to competitors with less leverage.

We have a history of net losses and cannot make assurances that we will be profitable in the foreseeable future.

We have a history of net losses. If we fail to generate cash flow from our operations, we may not be able to sustain our business. In the future, we may not report profitable operations or generate sufficient revenue to maintain ourselves as a going concern.

Risks Related to the Ownership of Our Common Stock

An investment in our common stock should be considered illiquid and high risk.

An investment in our common stock requires a long-term commitment, with no certainty of return. Because we do not plan to become a public reporting company by the traditional means of conducting an underwritten initial public offering of our common stock, we may be unable to establish a liquid market for our common stock. Moreover, we do not expect security analysts of brokerage firms to provide coverage of our company in the near future. In addition, investment banks may be less likely to agree to underwrite primary or secondary offerings on behalf of our company or its stockholders in the future than they would if we were to become a public reporting company by means of an initial public offering of common stock. If all or any of the foregoing risks occur, it would have a material adverse effect on our company.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

As we are in our early stages, an investment in our common stock will likely require a long-term commitment, with no certainty of return. There is no public market for our common stock, and even if we become a publicly-listed company, of which no assurances can be given, we cannot predict whether an active market for our common stock will ever develop in the future.  In the absence of an active trading market:

•	Investors may have difficulty buying and selling or obtaining market quotations;
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•	Market visibility for shares of our common stock may be limited; and

•	A lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock.

Assuming we can find market makers to establish quotations for our common stock, we expect that our common stock will be quoted on the OTC Bulletin Board (known as the OTCBB) or OTCQB market operated by OTC Markets Group, Inc.  These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than NASDAQ or the NYSE MKT (formerly known as the NYSE AMEX).  No assurances can be given that our common stock, even if quoted on such markets, will ever trade on such markets, much less a senior market like NASDAQ or NYSE MKT. In this event, there would be a highly illiquid market for our common stock and you may be unable to dispose of your common stock at desirable prices or at all. Moreover, there is a risk that our common stock could be delisted from the OTCBB/OTCQB, in which case it might be listed on the so called “Pink Sheets,” which is even more illiquid than the OTC Bulletin Board.

The lack of an active market impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire additional intellectual property assets by using our shares as consideration.

We may not qualify for OTC Bulletin Board inclusion, and therefore you may be unable to sell your shares.

We believe that, following the effectiveness of the registration statement of which this prospectus forms a part, our common stock will become eligible for quotation on the OTC Bulletin Board and/or OTCQB Market, which we refer to herein as the OTCBB/OTCQB. No assurances can be given, however, that this eligibility will be granted. OTCBB/OTCQB eligible securities include securities not listed on a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the OTCBB/OTCQB requires that we be current in our periodic securities reporting obligations.

Among other matters, in order for our common stock to become OTCBB/OTCQB eligible, a broker/dealer member of FINRA must file a Form 211 with FINRA and commit to make a market in our securities once the Form 211 is approved by FINRA. As of the date of this prospectus, a Form 211 has not been filed with FINRA by any broker/dealer. If for any reason our common stock does not become eligible for quotation on the OTCBB/OTCQB or a public trading market does not develop, purchasers of shares of our common stock may have difficulty selling their shares should they desire to do so. If we are unable to satisfy the requirements for quotation on the OTCBB/OTCQB, any quotation of in our common stock would be conducted in the “Pink Sheets” market. As a result, a purchaser of our common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. The above-described rules may materially adversely affect the liquidity of our securities. See “Plan of Distribution.”

Even if our common stock becomes publicly-traded and an active trading market develops, the market price of our common stock may be significantly volatile.

Even if our securities become publicly-traded and even if an active market for our common stock develops, of which no assurances can be given, the market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in financial or operational estimates or projections;

•	conditions in markets generally;
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•	changes in the economic performance or market valuations of companies similar to ours; and

•	general economic or political conditions in the United States or elsewhere.

The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock, which we expect will be quoted for trading on the OTCBB/OTCQB, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5 per share; (ii) it is not traded on a “recognized” national exchange; (iii) it has a price less than $5 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

You may face significant restrictions on the resale of your shares due to state securities or “blue sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

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We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our common stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this prospectus. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Our compliance with complicated regulations concerning corporate governance and public disclosure will result in additional expenses. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating public companies.

Assuming we become a periodic reporting company, we will be faced with expensive, complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, our executive officers have little experience in operating a public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act), we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of an extension of time to comply with new or revised financial accounting standards;

•	reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders will not have all the information and rights available to stockholders of more mature companies.

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Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company.

Proper systems of internal controls over financial reporting and disclosure are critical to the operation of a public company. As we are a start-up company, we are at the very early stages of establishing, and we may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably compile financial information about our company and significantly impair our ability to prevent or detect errors and fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent and detect errors or fraud could materially adversely impact us.

We may be unable to complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the registration statement of which this prospectus is a part. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling a system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission.

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We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted JOBS Act, if we take advantage (as we expect to do) of the exemptions contained in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 30.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our stock price.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Upon dissolution of our company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, the proceeds and/or assets of our company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the stockholders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such a liquidation, dissolution or winding-up of our company. In this event, you could lose some or all of your investment.

Certain provisions of our organizational documents and other contractual provisions may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

In anticipation of this offering, LTN Acquisition, LLC will merge with and into LTN Staffing, LLC, and the surviving limited liability company resulting therefrom will convert from a Delaware limited liability company into a Delaware corporation, BG Staffing, Inc. Certain provisions of the certificate of incorporation and bylaws of BG Staffing, Inc. may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in such certificate of incorporation and bylaws will include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	removal of directors only for cause;
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•	allowing only our board of directors to fill vacancies on our board of directors; and

•	super-majority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

We will elect in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), a statutory provision that may have the effect of delaying, hindering or preventing some takeovers of our company. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an “interested stockholder,” unless (with certain exceptions) the business combination or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Our certificate of incorporation will, however, contain provisions that have the same effect as Section 203, except that they will provide that [TBD], its controlled affiliates (including any investment funds managed by [TBD]) and any person that becomes an interested stockholder as a result of a transfer of [TBD] or more of our voting stock by the forgoing persons to such person will be excluded from the “interested stockholder” definition in our certificate of incorporation and will therefore not be subject to the restrictions set forth therein that have the same effect as Section 203.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. For more information, see “Description of Capital Stock.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statement may include, but are not limited to, statements with respect to our future financial or operating performance, future plans and objectives, competitive positioning, requirements for additional capital, government regulation of operations and the timing and possible outcome of litigation and regulatory matters. All statements other than statements of historical fact, included or incorporated by reference in this prospectus that address activities, events or developments that we, or our subsidiaries, expect or anticipate may occur in the future are forward-looking statements. Often, but not always, forward-looking statements can be identified by use of forward-looking words such as “may,” “could,” “would,” “might,” “will,” “expect,” “intend,” “plan,” “budget,” “scheduled,” “estimate,” “anticipate,” “believe,” “forecast,” “future” or “continue” or the negative thereof or similar variations. Forward-looking statements are based on certain assumptions and analyses made by us, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and known and unknown risks, many of which are outside our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, general business, economic, competitive, political and social uncertainties, the actual results of current operations, industry conditions, research and development activities, intellectual property and other proprietary rights, production risks, liabilities inherent in our industry, accidents, labor disputes, delays in obtaining regulatory approvals or financing and general market factors, including interest rates, currency exchange rates, equity markets, business competition, changes in government regulations. Additional risks and uncertainties include, but are not limited to, those listed under the heading “Risk Factors” beginning on page 5 of this prospectus.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward looking statements, there may be other factors that cause results to differ from those anticipated. Forward-looking statements contained in this prospectus are made as of the date hereof and we disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events, results or otherwise, except as required by applicable securities laws.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. We have no duty to update any of the forward-looking statements after the date of this prospectus or to conform such statements to actual results or to changes in our expectations, except as otherwise required by applicable law.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling stockholders. We have agreed to pay substantially all of the expenses related to this offering, which we estimate to be approximately $303,000.

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DIVIDEND POLICY

We have not paid in the past and we do not anticipate paying in the future cash dividends on our common stock. We anticipate that we will retain future earnings, if any, to finance the continued development and expansion of our business. Our ability to pay dividends is restricted under the terms of our senior credit facility and our subordinated loans and may be restricted under other agreements governing our outstanding indebtedness from time to time. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will be dependent upon, among other things, our financial condition, results of operations, capital requirements, the terms of our then existing indebtedness, general economic conditions and other factors considered relevant by our board of directors.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Subordinated Loans” for a description of the restrictions in our senior credit facility and our subordinated loans on our ability to issue dividends.

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CAPITALIZATION

The following table presents our cash and cash equivalents and our consolidated capitalization as of March 31, 2013 on:

•	an actual basis, as adjusted to retroactively reflect the common stock and preferred stock authorized and outstanding following the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving limited liability company therefrom into a corporation; and

•	a pro forma basis, as adjusted to give further effect to our acquisition of InStaff (in addition to the retroactive adjustments made to reflect the common stock and preferred stock authorized and outstanding after such conversion to a corporation) as if the acquisition occurred on March 31, 2013.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information,” as well as the consolidated historical financial statements and notes thereto included elsewhere in this prospectus. Amounts in the table below have been calculated based on unrounded numbers. Accordingly, some amounts may not add to the totals due to the effect of rounding.

	As of March 31, 2013
	Actual, As Adjusted	Pro Forma, As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$-	-
Senior Credit Facility, including current portion	$14,740	17,740
Subordinated Loans	$9,249	15,249
Total debt	$23,989	32,989
Stockholders’ Equity
Common stock, $0.01 par value; [TBD] shares authorized, 5,442,294 shares issued and outstanding	$54	54
Preferred stock, $0.01 par value per share; [TBD] shares authorized, no shares issued and outstanding	$-	-
Paid in Capital	$19,138	19,138
Accumulated deficit	$(18,075)	(18,075)
Total stockholders’ equity	$1,117	1,117
Total capitalization	$25,106	34,106
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UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined balance sheet as of December 30, 2012 has been derived from our audited historical consolidated financial statements and the audited historical financial statements of InStaff Holding Corporation included elsewhere in this prospectus, as adjusted to give effect to the pending acquisition of InStaff Holding Corporation as if the acquisition and related events had occurred on December 30, 2012 (the last day of our Fiscal 2012) with respect to the pro forma consolidated balance sheet.

The unaudited pro forma combined statement of operations for the fiscal year ended December 30, 2012 have been derived from our audited historical consolidated financial statements and the audited historical financial statements of American Partners, Inc. (acquired December 3, 2012) and InStaff Holding Corporation included elsewhere in this prospectus, as adjusted to give effect to the acquisition of American Partners, Inc. and the pending acquisition of InStaff Holding Corporation as if the acquisitions and related events had occurred on December 26, 2011 (the first day of our Fiscal 2012) with respect to the pro forma consolidated statement of operations.

The unaudited pro forma adjustments are based on available information and assumptions that we believe are reasonable and are described in the accompanying footnotes, which should be read in conjunction with these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in “Selected Consolidated Financial Information and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Prospectus Summary—Recent Developments” and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma combined statement of operations does not reflect operational and administrative cost savings, which we refer to as synergies, that management of the combined company estimates may be achieved as a result of the acquisition, or other incremental costs that may be incurred as a direct result of the acquisition.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transaction been consummated on the date or for the periods indicated. Also, the unaudited pro forma consolidated financial statements should not be viewed as indicative of statement of operations data for any future period.

(continues on next page)

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UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 30, 2012

(in thousands)

	BG Staffing Historical December 30, 2012	Conversion to C Corporation		InStaff Historical December 31, 2012	Pro Forma Adjustments		Pro Forma Balance Sheet

ASSETS

CURRENT ASSETS
Cash	$-	-		$301	$(301	)A	$-
Accounts receivable - trade, net	12,627	-		5,652	13	A	18,292
Prepaid expenses	158	-		27	-		185
Prepaid insurance	394	-		1,774	(869	)A	1,299
Other current assets	212	300	E	89	(89	)A	512
TOTAL CURRENT ASSETS	13,391	300	E	7,843	(1,246)		20,288

PROPERTY AND EQUIPMENT	287	-		169	-		456

OTHER ASSETS
Security deposits and other assets	95	-		56	-		151
Deferred financing charges, net	278	-		-	-		278
Deferred tax assets	-	6,900	E	-	-		6,900
Other intangible assets, net	18,232	-		-	4,100	A	22,332
Goodwill	4,860	-		6,875	(6,862	)A,B	4,873
	23,465	6,900		6,931	(2,762)		34,534

TOTAL ASSETS	$37,143	7,200		$14,943	$(4,008)		$55,278

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$2,378	-		$3,264	$(3,264)		$2,378
Accounts payable - trade	2,247	-		90	-		2,337
Accrued expenses	4,867	-		1,546	(502	)A	5,911
Contingent consideration	1,850	-		-	-		1,850
Other current liabilities	576	-		-	-		576
TOTAL CURRENT LIABILITIES	11,918	-		4,900	(3,766)		13,052

LONG TERM DEBT	10,657	-		563	8,438	A,C	19,658
LONG TERM DEBT- RELATED PARTIES	9,483	-		-	-		9,483
OTHER LONG-TERM LIABILITIES	3,402	-		1,751	(951	)A,D	4,202

COMMITMENTS AND CONTINGENCIES

EQUITY	1,683	7,200	E	7,729	(7,729	)A	8,883

TOTAL LIABILITIES AND EQUITY	$37,143	$7,200		$14,943	$(4,008)		$55,278

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A	Represents assets not acquired and liabilities/equity not assumed in the asset purchase of InStaff.

B	Represents the estimated value of identifiable intangible assets (customer list, trade names, and covenants not to compete) of $4.1 million and the estimated value of goodwill of $0.1 million to be acquired in the acquisition of InStaff.

C	Represents the debt incurred in conjunction with the acquisition. Our subordinated debt will increase $6.0 million, and our revolver balance will increase $3.0 million.

D	Represents the fair value of the $1.0 million earnout provision in the asset purchase agreement.

E	Represents the deferred tax assets that will be recorded upon conversion to a C Corporation.

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UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 30, 2012

(in thousands)

	BG Staffing Historical Fiscal Year Ended December 30, 2012	Conversion to C Corporation		American Partners, Inc. Historical Period from January 1, 2012 to December 3, 2012	American Partners, Inc. Pro Forma Adjustments		ProForma Combined	Instaff Historical Fiscal Year Ended December 31, 2012	Instaff Pro Forma Adjustments		Pro Forma Combined

Revenue	$76,759	$-		$28,666	$-		$105,425	$53,482	$-		$158,907
Cost of Services	61,207	-		22,993	-		84,200	45,922	-		130,122
Gross Profit	15,552	-		5,673	-		21,225	7,560	-		28,785
Selling, General and Administrative Expenses	10,606	-		3,843	(233	)(e)	14,216	5,943	(240	)(a)	19,919
Depreciation and Amortization	4,469	-		10	2,136	(f)	6,615	83	1,049	(b)	7,747
Income (Loss) from Operations	477	-		1,820	(1,903)		394	1,534	(809)		1,119
Interest Expense (income), net	2,195	-		(3)	321	(g)	2,513	201	768	(c)	3,482
Income (Loss) Before Income Taxes	(1,718)	-		1,823	(2,224)		(2,119)	1,333	(1,577)		(2,363)
Income Tax Expense (Benefit)	32	(620	)(d)	-	-		(588)	548	-		(40)
Net Income (Loss)	$(1,750)	$(620)		$1,823	$(2,224)		$(1,531)	$785	$(1,577)		$(2,323)

(a)	The adjustment to selling, general and administrative expenses reflects the removal of management fees paid by InStaff to one of its current stockholders. This management fee will cease to be paid after the acquisition.

(b)	The adjustment to depreciation and amortization reflects the amortization of intangible assets acquired in the acquisition of InStaff, and the reduction of depreciation expense due to the recording of property and equipment at fair value at acquisition. Following the acquisition, we expect to amortize the fair value of the identifiable intangible assets with finite lives on a straight-line basis over an estimated useful life of five years.

(c)	The adjustment to interest expense reflects the interest to be incurred on the additional debt that will be issued to finance the acquisition of InStaff. We anticipate issuing an additional $6 million of subordinated loans, which will carry the same 14% annual interest rate as the current subordinated loans, and borrowing an additional $3.0 million on our existing revolver, which had an interest rate of 3.71% at December 30, 2012. The adjustment to interest expense also removes the interest expense incurred by InStaff on a line of credit that will not be assumed.

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(d)	The adjustment to income taxes reflects the conversion to a C Corporation.

(e)	The adjustment to selling, general and administrative expenses reflects the removal of direct transaction costs of the American Partners, Inc. acquisition.

(f)	The adjustment to depreciation and amortization reflects the amortization of intangible assets acquired in the American Partners, Inc. acquisition. Following the acquisition, we will amortize the fair value of the identifiable intangible assets with finite lives on a straight-line basis over an estimated useful life of five years.

(g)	The adjustment to interest expense reflects the interest incurred on the additional debt issued to finance the acquisition of American Partners, Inc. We amended our senior credit facility and borrowed an additional $2.5 million on our existing term loan and an additional $4.0 million on our existing revolver, which had interest rates of 4.46% and 3.71%, respectively, at December 30, 2012. The adjustment to interest expense also removes the $.03 million of interest income earned by American Partners, Inc.

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Selected Consolidated Financial Information and Operating Data

The following tables set forth our summary consolidated historical and pro forma financial data. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 30, 2012 and December 25, 2011 and the balance sheet data as of December 30, 2012 and December 25, 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 26, 2010 and December 27, 2009 and the balance sheet data as of December 26, 2010 and December 27, 2009 set forth below were derived from our audited financial statements not included in this prospectus.

	Fiscal Years Ended
	2012	2011 (1)	2010	2009
	(in thousands, except per share amounts)
Net revenues	$76,759	$50,120	$39,778	$35,044
Gross profit	15,552	9,588	6,837	5,204
Selling, general and administrative expenses	10,606	6,852	5,665	3,872
Depreciation and amortization	4,469	2,750	1,603	1,429
Income (loss) from operations	477	(14)	(431)	(97)
Gain on extinguishment of debt, net (1)	-	2,588	-	-
Interest expense, net	(2,195)	(2,921)	(2,477)	(1,714)
Loss before income taxes	(1,718)	(347)	(2,908)	(1,811)
Income tax (expense) benefit	(32)	65	291	-
Net loss	$(1,750)	$(282)	$(2,617)	$(1,811)

Pro Forma C Corporation Data (2):
Historical loss before taxes	$(1,718)	$(347)
Pro forma income tax (provision) benefit	588	3
Pro forma loss	$(1,130)	$(344)
Pro forma loss per share – basic	$(0.27)	$(0.60)
Pro forma loss per share – diluted	$(0.27)	$(0.60)
Pro forma weighted average shares outstanding – basic	4,142	570
Pro forma weighted average shares outstanding – diluted	4,142	570

Other Financial Data:
Adjusted EBITDA (3)	$5,489	$3,014	$2,014	$1,507

23

	As of December 31,
	2012	2011	2010	2009
	(dollars in thousands)
Working capital	$1,473	$1,030	$(5,713)	$(2,030)
Total assets	$37,143	$24,410	$15,969	$13,437
Total outstanding borrowings	$22,518	$17,900	$20,481	$18,919
Total long-term liabilities	$23,542	$18,450	$16,253	$15,631
Equity (deficit)	$1,683	$(1,147)	$(10,753)	$(8,136)

(1)	In November 2011, the Company recorded a $2.6 million gain on extinguishment of debt related to the restructuring of its debt obligations.

(2)	For comparative purposes, information related to pro forma (provision) benefit for income taxes, pro forma loss and pro forma loss per share has been included assuming the company had been taxed as a C corporation for the periods presented in the audited historical consolidated financial statements (Fiscal 2012 and Fiscal 2011).

(3)	We present Adjusted EBITDA (defined below), a measure that is not in accordance with generally accepted accounting principles (non-GAAP), in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under generally accepted accounting principles (GAAP) can provide alone. Our board and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for company management. In addition, the financial covenants in our senior credit facility are based on Adjusted EBITDA, subject to dollar limitations on certain adjustments.

We define “Adjusted EBITDA” as earnings before interest expense, income taxes, depreciation and amortization expense, gain on early extinguishment of debt, management fees and transaction fees related to our acquisitions. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness and tax structures that other companies have are different from ours, we omit these amounts to facilitate investors’ ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of property and intangible assets. We will not be paying management fees following the consummation of this offering. We also believe that investors, analysts and other interested parties view our ability to generate Adjusted EBITDA as an important measure of our operating performance and that of other companies in our industry. Adjusted EBITDA should not be considered as an alternative to net income (loss) for the periods indicated as a measure of our performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

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The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from, or as an alternative to, GAAP measures such as net income (loss). Adjusted EBITDA is not a measure of liquidity under GAAP or otherwise, and is not an alternative to cash flow from continuing operating activities. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) it does not reflect the cash requirements necessary to service interest or principal payments associated with indebtedness.

To properly and prudently evaluate our business, we encourage you to review our consolidated financial statements included elsewhere in this prospectus and the reconciliation to Adjusted EBITDA from net income (loss), the most directly comparable financial measure presented in accordance with GAAP, set forth in the following table. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

	Fiscal Years Ended
	2012	2011	2010	2009
	(dollars in thousands)
Net loss	$(1,750)	$(282)	$(2,617)	$(1,811)
Interest expense, net	2,195	2,921	2,477	1,714
Income tax expense (benefit)	32	(65)	(291)	-
Depreciation and amortization	4,469	2,750	1,603	1,429
Gain on extinguishment of debt, net	-	(2,588)	-	-
Management fees	175	-	175	175
Transaction fees	368	278	666	-
Adjusted EBITDA	$5,489	$3,014	$2,014	$1,507
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Comparative segment revenues and related financial information are discussed herein and are presented in Note 16 to our Consolidated Financial Statements. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis .

Basis of Presentation

We operate under a 52/53 week fiscal year. Our last three completed fiscal years ended on December 26, 2010 (“Fiscal 2010”), December 25, 2011 (“Fiscal 2011”) and December 30, 2012 (“Fiscal 2012”). Fiscal 2010 and fiscal 2011 consist of 52 weeks and Fiscal 2012 consists of 53 weeks. The differing length of certain fiscal years may affect the comparability of certain data. In Fiscal 2012, the additional week increased revenues by $1.3 million and costs by approximately $1.2 million with an immaterial effect on the operating income and net loss.

Overview

We are a provider of temporary staffing services and have completed a series of acquisitions, which includes BG Personnel Services in May 2010, JNA Staffing, Inc. in December 2010, Extrinsic, LLC in November 2011 and American Partners, Inc. (“API”) in December 2012. We operate within three industry segments: Light Industrial, Multifamily and IT Staffing. We provide services to customers within the United States of America.

The Light Industrial segment provides temporary workers to manufacturing companies in Illinois and Wisconsin.

The Multifamily segment provides front office and maintenance personnel on a temporary basis to various apartment communities, mainly in Texas and expanding into other states, via property management companies responsible for the apartment community’s day to day operations.

The IT Staffing segment provides skilled contract labor on a nationwide basis for IT implementations and maintenance projects.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net sales, and have been derived from our consolidated financial statements.

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	Fiscal Year Ended
	December 30, 2012	December 25, 2011	December 26, 2010
	(dollars in thousands)
Revenues	$76,759	$50,120	$39,778
Cost of services	61,207	40,532	32,941
Gross profit	15,552	9,588	6,837
Selling, general and administrative expenses	10,606	6,852	5,665
Depreciation and amortization	4,469	2,750	1,603
Income(loss) from operations	477	(14)	(431)
Gain on extinguishment of debt, net	-	2,588	-
Interest expense, net	(2,195)	(2,921)	(2,477)
Loss before income taxes	(1,718)	(347)	(2,908)
Income tax (expense) benefit	(32)	65	291
Net loss	$(1,750)	$(282)	$(2,617)

Revenues	100.0%	100.0%	100.0%
Cost of services	79.7	80.9	82.8
Gross profit	20.3	19.1	17.2
Selling, general and administrative expenses	13.8	13.7	14.2
Depreciation and amortization	5.8	5.5	4.0
Income(loss) from operations	0.6	(0.1)	(1.0)
Gain on extinguishment of debt, net	-	5.2	-
Interest expense, net	(2.9)	(5.8)	(6.2)
Loss before income taxes	(2.2)	(0.7)	(7.2)
Income tax (expense) benefit	(0.1)	0.1	0.7
Net loss	(2.3)%	(0.6)%	(6.5)%
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Fifty-three Week Fiscal Year Ended December 30, 2012 (Fiscal 2012) Compared to Fifty-two Week Fiscal Year Ended December 25, 2011 (Fiscal 2011)

Revenues:

	Fiscal Year Ended
	December 30, 2012	December 25, 2011

Revenues by segment:(dollars in thousands)
Light Industrial	$39,272	$34,115
Mutlifamily	18,216	14,062
IT Staffing	19,271	1,943
Total Revenues	$76,759	$50,120

Light Industrial Revenues: Light Industrial revenues increased $5.2 million (15.2%) from $34.1 million in Fiscal 2011 to $39.3 million in Fiscal 2012, mainly due to increased volume, as bill rates and pay rates have remained consistent between years.

Multifamily Revenues: Multifamily revenues increased $4.1 million (29.1%) from $14.1 million in Fiscal 2011 to $18.2 million in Fiscal 2012, mainly due to an increase in volume at existing branches. Bill rates and pay rates have remained consistent between years. Additionally, during 2012, the Multifamily segment opened four new branches, accounting for approximately $0.8 million of 2012 revenue.

IT Staffing Revenues: IT Staffing revenues increased $17.4 million (915.8%) from $1.9 million in Fiscal 2011 to $19.3 million in Fiscal 2012. We entered into the IT Staffing segment in November 2011 with the acquisition of Extrinsic LLC. We added to the IT Staffing segment with the acquisition of API in December 2012. IT Staffing revenues represent 5 weeks of operations in Fiscal 2011 and 53 weeks of operations in Fiscal 2012.

Gross Profit:

Gross profit represents revenues from services less cost of services, which consist of payroll, payroll taxes, payroll-related insurance, subcontractor costs, and reimbursable costs.

	Fiscal Year Ended
	December 30, 2012	December 25, 2011

Gross Profit by segment: (dollars in thousands)
Light Industrial	$4,775	$4,489
Mutlifamily	5,817	4,589
IT Staffing	4,960	511
Total Gross Profit	$15,552	$9,588

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	Fiscal Year Ended
	December 30, 2012	December 25, 2011

Gross Profit Percentage by segment:
Light Industrial	12.2%	13.2%
Mutlifamily	31.9%	32.6%
IT Staffing	25.7%	26.3%
Company Gross Profit Percentage	20.3%	19.1%

Overall, our gross profit has increased $6.0 million (62.5%) from $9.6 million in Fiscal 2011 to $15.6 million in Fiscal 2012, mainly due to the increase in revenues. As a percentage of revenue, gross profit increased from 19.1% in Fiscal 2011 to 20.3% in Fiscal 2012 mainly due the shift in mix to higher margin assignments.

Light Industrial Gross Profit: Light Industrial gross profit increased $0.3 million (6.7%) from $4.5 million in Fiscal 2011 to $4.8 million in Fiscal 2012, mainly due to the increase in revenue. As a percentage of revenue, gross profit decreased from 13.2% in Fiscal 2011 to 12.2% in Fiscal 2012, mainly due to an increase in statutory costs, particularly relating to state unemployment taxes, and workers’ compensation costs.

Multifamily Gross Profit: Multifamily gross profit increased $1.2 million (26.1%) from $4.6 million in Fiscal 2011 to $5.8 million in Fiscal 2012, mainly due to an increase in revenue. As a percentage of revenue, gross profit decreased from 32.6% in Fiscal 2011 to 31.9% in Fiscal 2012, mainly due to an increase in statutory costs and the different pricing requirements in our expansion markets.

IT Staffing Gross Profit: IT Staffing gross profit increased $4.5 million (900.0%) from $0.5 million in Fiscal 2011 to $5.0 million in Fiscal 2012. As a percentage of revenue, gross profit slightly decreased from 26.3% in Fiscal 2011 to 25.7% in Fiscal 2012. As stated above, we entered into the IT Staffing segment in November 2011 with the acquisition of Extrinsic LLC. We added to the IT Staffing segment with the acquisition of API in December 2012. The IT Staffing revenue represents 5 weeks of operations in Fiscal 2011 and 53 weeks of operations in Fiscal 2012.

Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $3.7 million (53.6%) to $10.6 million in Fiscal 2012 from $6.9 million in Fiscal 2011, primarily due to approximately $0.4 million of additional expenses incurred related to the new branches in the Multifamily segment opened in Fiscal 2012, as well as an increase of approximately $2.2 million in expenses related to the first full year of operations in the IT Staffing segment.

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Depreciation and Amortization: Depreciation and amortization charges increased $1.7 million (60.7%) to $4.5 million during Fiscal 2012, compared to $2.8 million during Fiscal 2011. The increase in depreciation and amortization is primarily due to the amortization of intangible assets acquired in the acquisitions of Extrinsic in November 2011 and API in December 2012.

Interest Expense, net: Interest expense, net was $2.2 million during Fiscal 2012 compared to $2.9 million during Fiscal 2011, a decrease of $0.7 million, primarily due to a decrease in debt outstanding as a result of the debt restructuring, which included renegotiated interest rates, in Fiscal 2011.

Income Taxes: We had an income tax benefit of $0.07 million in Fiscal 2011, compared to income tax expense of $0.03 million in Fiscal 2012. We are treated as a partnership for federal income tax purposes except for two subsidiaries, which are taxed as C corporations. Consequently, federal and state income taxes are not payable, or provided for, except for those subsidiaries that are taxed as C corporations. Accordingly, the financial statements reflect the impact of income taxes for only the taxable subsidiaries. Members are taxed individually on their share of our earnings not earned in the C corporations. We will convert to a C corporation upon the effectiveness of the registration statement of which this prospectus forms a part.

Fifty-two Week Fiscal Year Ended December 25, 2011 (Fiscal 2011) Compared to Fifty-two Week Fiscal Year Ended December 26, 2010 (Fiscal 2010)

Revenues:

	Fiscal Year Ended
	December 25,	December 26,
	2011	2010

Revenues by segment: (dollars in thousands)
Light Industrial	$34,115	$32,221
Mutlifamily	14,062	7,557
IT Staffing	1,943	-
Total Revenues	$50,120	$39,778

Light Industrial Revenues: Light Industrial revenues increased $1.9 million (5.9%) from $32.2 million in Fiscal 2010 to $34.1 million in Fiscal 2011, mainly due to a slight increase in volume.

Multifamily Revenues: Multifamily revenues increased $6.5 million (85.5%) from $7.6 million in Fiscal 2010 to $14.1 million in Fiscal 2011. We entered into the Multifamily segment in May 2010 with the acquisition of the BG entities. Multifamily revenue represents 26 weeks of operations in Fiscal 2010 and 52 weeks of operations in Fiscal 2011.

IT Staffing Revenues: IT Staffing revenues increased $1.9 million (100%) from no revenue in Fiscal 2010 to $1.9 million in Fiscal 2011. We entered into the IT Staffing segment in November 2011 with the acquisition of Extrinsic LLC. IT Staffing revenues represent 5 weeks of operations in Fiscal 2011.

Gross Profit:

Gross profit represents revenues from services less cost of services, which consist of payroll, payroll taxes, payroll-related insurance, subcontractor costs, and reimbursable costs.

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	Fiscal Year Ended
	December 25, 2011	December 26, 2010

Gross Profit by segment: (dollars in thousands)
Light Industrial	$4,489	$4,279
Mutlifamily	4,589	2,558
IT Staffing	511	-
Total Gross Profit	$9,588	$6,837

	Fiscal Year Ended
	December 25, 2011	December 26, 2010

Gross Profit Percentage by segment:
Light Industrial	13.2%	13.3%
Mutlifamily	32.6%	33.9%
IT Staffing	26.3%	-
Company Gross Profit Percentage	19.1%	17.2%

Overall, our gross profit has increased $2.8 million (41.2%) from $6.8 million in Fiscal 2010 to $9.6 million in Fiscal 2011, mainly due to the increase in revenues. As a percentage of revenue, gross profit increased from 17.2% in Fiscal 2010 to 19.1% in Fiscal 2011 mainly due a shift in mix away from light industrial with lower margins to multifamily and IT Staffing with higher margins.

Light Industrial Gross Profit: Light Industrial gross profit increased $0.2 million (4.7%) from $4.3 million in Fiscal 2010 to $4.5 million in Fiscal 2011, mainly due to the increase in revenue. As a percentage of revenue, gross profit remained relatively consistent with 13.3% in Fiscal 2010 and 13.2% in Fiscal 2011.

Multifamily Gross Profit: Multifamily gross profit increased $2.0 million (76.9%) from $2.6 million in Fiscal 2010 to $4.6 million in Fiscal 2011. As a percentage of revenue, gross profit decreased slightly from 33.9% in Fiscal 2010 to 32.6% in Fiscal 2011. We entered into the Multifamily segment in May 2010 with the acquisition of the BG entities. The Multifamily results represent 26 weeks of operations in Fiscal 2010 and 52 weeks of operations in Fiscal 2011.

IT Staffing Gross Profit: IT Staffing gross profit was $0.5 million in Fiscal 2011. As stated above, we entered into the IT Staffing segment in November 2011 with the acquisition of Extrinsic LLC. The Fiscal 2011 gross profit is the result of operations from November 21, 2011 until December 25, 2011.

Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $1.2 million (21.1%) to $6.9 million in Fiscal 2011 from $5.7 million in Fiscal 2010, primarily due to approximately $1.2 million of additional expenses incurred related to a full year of operations in the Multifamily segment, including the opening of two new branches.

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Depreciation and Amortization: Depreciation and amortization charges increased $1.2 million (75.0%) to $2.8 million during Fiscal 2011, compared to $1.6 million during Fiscal 2010. The increase in depreciation and amortization is primarily due to the amortization of intangible assets acquired in the acquisition of the BG entities in May 2010.

Gain on Extinguishment of Debt, net: In Fiscal 2011, in conjunction with the acquisition of Extrinsic and a private offering, we restructured our existing debt obligations. As part of the restructuring, we retired $4.0 million of debt obligations with original principal of $4.0 million in exchange for equity units of LTN Acquisition, LLC at a conversion rate of $0.58 per unit. Related accrued interest totaling $1.1 million was also exchanged for equity units of LTN Acquisition at a conversion rate of $0.58 per unit. Noteholders forgave $2.6 million of accrued interest, net of deferred financing costs, which was recorded as a gain on extinguishment of debt during Fiscal 2011.

Interest Expense, net: Interest expense, net was $2.9 million during Fiscal 2011 compared to $2.5 million during Fiscal 2010, an increase of $0.4 million. We restructured our debt at the end of fiscal 2011, resulting in a decrease in our debt obligations and an increase in the interest rates on the remaining debt obligations.

Income Taxes: We had an income tax benefit of $0.3 million in Fiscal 2010, compared to an income tax benefit of $0.1 million in Fiscal 2011. We are treated as a partnership for federal income tax purposes except for two subsidiaries, which are taxed as C corporations. Consequently, federal and state income taxes are not payable, or provided for, except for those subsidiaries that are taxed as C corporations. Accordingly, the financial statements reflect the impact of income taxes for only the taxable subsidiaries. Members are taxed individually on their share of the Company’s earnings, not earned in the C corporations. We will convert to a C corporation upon the effectiveness of the registration statement of which this prospectus forms a part.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and borrowings under our senior credit facility. Our primary uses of cash are payroll, subcontractor costs, operating expenses, capital expenditures and debt service. We believe that the cash generated from operations, together with the borrowing availability under our senior credit facility, will be sufficient to meet our normal working capital needs for at least the next twelve months, including investments made, and expenses incurred, in connection with opening new branches throughout the next year. Our ability to continue to fund these items may be affected by general economic, competitive and other factors, many of which are outside of our control. If our future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital or refinance all or a portion of our debt.

At March 31, 2013, we had approximately $2.3 million in borrowing availability pursuant to our prior senior credit facility, and we are in compliance with all debt covenants.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may elect to pursue additional growth opportunities within the next year that could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms in order to pursue such additional growth opportunities, our ability to pursue such opportunities could be materially adversely affected.

A summary of our operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended
	December 30, 2012	December 25, 2011	December 26, 2010
(dollars in thousands)
Net cash provided by operating activities	$3,019	$1,872	$1,214
Net cash used in investing activities	(11,108)	(7,387)	(2,463)
Net cash provided by financing activities	8,089	5,515	1,249
Net change in cash and cash equivalents	$-	$-	$-

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Operating Activities

Cash provided by operating activities consists of net loss adjusted for non-cash items, including depreciation and amortization, changes in deferred income taxes and gain on early extinguishment of debt, and the effect of working capital changes. The primary drivers of cash inflows and outflows are accounts receivable, accounts payable and accrued expenses.

During Fiscal 2012, net cash provided by operating activities was $3.0 million, an increase of $1.1 million compared to Fiscal 2011. This increase is primarily attributed to the expansion of our operations to include the first full year of our IT Staffing segment, with an increase in operating profit from $0.5 million in Fiscal 2011 to $5.0 million in Fiscal 2012, as well as the organic growth of our Multifamily segment, including the opening of new branches. Our working capital increased from $1.0 million in Fiscal 2011 to $1.5 million in Fiscal 2012.

During Fiscal 2011, net cash provided by operating activities was $1.9 million, an increase of $0.7 million compared to Fiscal 2010. This increase is primarily attributed to the expansion of our operations to include a full year of our Multifamily segment, which was acquired in May 2010. Our Multifamily segment gross profit increased from $2.6 million in Fiscal 2010 to $4.6 million in Fiscal 2011. Our working capital increased from $(5.7) million in Fiscal 2010 to $1.0 million in Fiscal 2011.

Investing Activities

Cash used in investing activities consists primarily of cash paid for businesses acquired, including contingent consideration, and capital expenditures.

In Fiscal 2012, we paid $10.5 million of cash in the acquisition of substantially all of the assets of API. We also paid $0.1 million as a working capital adjustment related to the Fiscal 2011 acquisition of Extrinsic, LLC. Additionally, we paid $0.4 million in contingent consideration related to businesses acquired in Fiscal 2010. We made capital expenditures of $0.1 million mainly for the purchase of new computers and other IT items related to the opening of new branches.

In Fiscal 2011, we paid $7.0 million of cash in the acquisition of substantially all of the assets of Extrinsic, LLC. We also paid $0.4 million of contingent consideration related to businesses acquired in Fiscal 2010. We made capital expenditures of $41,000 in the ordinary course of business.

We plan to spend approximately $0.1 to $0.2 million on capital expenditures during Fiscal 2013.

Financing Activities

Cash flows from financing activities consist principally of borrowings and payments under our senior credit facility, and contributions from LTN Acquisition, LLC. We currently do not intend to pay cash dividends on our common stock.

	Fiscal Year Ended
	December 30, 2012	December 25, 2011	December 26, 2010
	(dollars in thousands)
Proceeds from long-term debt	$2,500	$2,027	$2,250
Principal payments on long-term debt	(1,365)	(1,076)	(788)
Net borrowings under line of credit	3,000	300	100
Capital contributions from LTN Acquisition, LLC	4,085	4,549	-
Distributions to LTN Acquisition, LLC	(4)	-	-
Deferred financing costs	(127)	(285)	(313)
Net cash provided by (used in) financing activities	$8,089	$5,515	$1,249

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In Fiscal 2011, we negotiated a debt restructuring with certain existing related party term debt holders. This restructuring has been recorded as a non cash contribution from LTN Acquisition, LLC in LTN Staffing, LLC’s financial statements. As part of the restructuring, we retired $4 million of debt obligations in exchange for equity units of LTN Acquisition, LLC at a conversion rate of $0.58 per unit, which was the offering price of equity units sold in a private placement that was done at the same time as the debt restructuring. Related accrued interest totaling $1.1 million was also exchanged for equity units of LTN Acquisition, LLC at a conversion rate of $0.58 per unit. Debt holders also forgave $2.6 million of accrued interest, net of deferred financing costs, which was recorded as a gain on extinguishment of debt during 2011.

In Fiscal 2012, in conjunction with the acquisition of API, we renegotiated our senior credit facility, increasing our term loan from $4.6 million to $7.1 million and our revolving line of credit from $5.5 million to $12.0 million. Additionally, we completed a private offering and issued 6 million Class A Units at $0.75 per unit, or $4.5 million. LTN Acquisition, LLC contributed the net proceeds of $4.1 million to LTN Staffing, LLC to fund, in part, the cash portion of the purchase price paid in connection with the our acquisition of API.

Senior Credit Facility

We maintain a senior credit facility (the senior credit facility) with Fifth Third Bank (the senior lender) pursuant to which we may borrow up to $12.0 million under a senior secured revolving credit facility (the revolver) and up to $7.1 million under a senior secured term loan (the term loan). The term loan bears interest at the LIBOR rate for a period equal to one month, plus 375 to 450 basis points. The revolver bears interest at the LIBOR rate plus an applicable margin ranging from 300 to 375 basis points. We are permitted to prepay in part or in full amounts due under the senior credit facility without penalty. Our obligations under the senior credit facility may be accelerated upon the occurrence of an event of default, which include customary events for a financing arrangement of this type, including, without limitation, payment defaults, defaults in the performance of affirmative or negative covenants (including financial ratio maintenance requirements), bankruptcy or related defaults, defaults on certain other indebtedness, the material inaccuracy of representations or warranties, material adverse changes, and changes related to ownership. In the event of an event of default, the interest rate on the revolver and term loan will increase to 8.5% per annum plus the then applicable rate. The revolver and the term loan both mature and are due and payable in full on November 21, 2014.

Our obligations under the senior credit facility are secured by a first priority security interest in all tangible and intangible assets, including capital stock. LTN Acquisition, LLC has pledged its capital stock of any of its direct and indirect subsidiaries to secure the senior credit facility. In addition, LTN Acquisition, LLC has guaranteed our obligations.

A cash flow recapture mechanism was included in the senior credit facility through December 2012. Under the cash flow recapture, a certain percentage of excess cash flow was paid to the senior lender. We paid $485,000 to the senior lender in Fiscal 2012 under the cash flow recapture. This provision was eliminated from our senior credit facility as part of the renegotiated facility in Fiscal 2012.

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Subordinated Loans

We have approximately $9.5 million of outstanding subordinated loans at December 30, 2012. The subordinated notes are expressly junior and subordinated only to the debt outstanding under the senior credit facility. Interest on the subordinated notes accrues at a rate of 14.0% per annum (of which 8% is cash and 6% is paid in kind). Accrued interest on the subordinated loans is approximately $0.3 million as of December 30, 2012. The subordinated loans require, effective December 30, 2012, that an excess cash flow payment to be made if specific thresholds are met. The subordinated loans mature on May 14, 2015. The holders of the subordinated loans also hold equity interests, and therefore are related parties.

For all of our borrowings, we must comply with a minimum debt service financial covenant and a senior funded indebtedness to EBITDA covenant, as defined. As of December 30, 2012, we were in compliance with these covenants.

The senior credit facility and the subordinated loans also contain customary affirmative covenants, including (i) maintenance of legal existence and compliance with laws and regulations; (ii) delivery of consolidated financial statements and other information; (iii) maintenance of properties in good working order; (iv) payment of taxes; (v) delivery of notices of defaults, litigation, ERISA events and material adverse changes; (vi) maintenance of adequate insurance; and (vii) inspection of books and records.

The senior credit facility and the subordinated loans also contain customary negative covenants, including restrictions on (i) the incurrence of additional debt; (ii) liens and sale-leaseback transactions; (iii) loans and investments; (iv) guarantees and hedging agreements; (v) the sale, transfer or disposition of assets and businesses; (vi) dividends on, and redemptions of, equity interests and other restricted payments, including dividends and distributions to the issuer by its subsidiaries; (vii) transactions with affiliates; (viii) changes in the business conducted by us; (ix) payment or amendment of subordinated debt and organizational documents; and (x) maximum capital expenditures.

The foregoing is a brief summary of the material terms of the senior credit facility and subordinated loans, and is qualified in its entirety by reference to the senior credit facility and subordinated loan agreement filed as exhibits to the registration statement of which this prospectus forms a part.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2013.

	Payment by period
(dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations(1)	$22,518	$2,378	$20,140	$-	$-
Estimated interest on long-term debt obligations(2)	3,004	1,306	1,698	-	-
Operating lease obligations(3)	675	226	253	196	-
Total	$26,197	$3,910	$22,091	$196	$-

(1) Reflects the outstanding balance on our senior credit facility and our subordinated loans at December 30, 2012. Does not include $0.1 million of outstanding letters of credit under our senior credit facility. For a more detailed description of our senior credit facility and subordinated notes, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

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(2) Borrowings under the term loan of our senior credit facility bear interest at 30-day LIBOR plus a margin that ranges from 3.75% to 4.5%, determined by certain thresholds. Borrowings under the revolver are subject to a borrowing base and bear interest at the 30-day LIBOR plus a margin that ranges from 3.00% to 3.75%. At December 30, 2012, the interest rates on our outstanding term loan and revolver were 4.46% and 3.71%, respectively. Borrowings under the subordinated loans bear interest at an annual rate of 14%, and is payable at an annual rate of 8% with the remaining interest paid in kind on a quarterly basis. For the purposes of this table, we have estimated interest expense to be paid during the remaining term of our revolving credit facility using the outstanding balance and interest rate as of December 30, 2012. Our actual cash payments for interest on the senior credit facility will fluctuate as the outstanding balance changes with our cash needs and the LIBOR rate fluctuates. For a more detailed description of the interest requirement for our long-term debt under our senior credit facility and subordinated loans, see Note 9 to our consolidated financial statements found elsewhere in this prospectus. A one percentage point increase in our interest rate would cause an increase to interest expense of approximately $0.1 million for the “less than 1 year” and the “1 - 3 years” periods.

(3) Represents the minimum lease payments due under our operating leases, excluding maintenance, insurance and taxes related to our operating lease obligation. For a more detailed description of our operating leases, see Note 11 to our consolidated financial statements found elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

Our market risks relate primarily to changes in interest rates. Borrowings under our existing senior credit facility bear floating interest rates that are tied to LIBOR and, therefore, our results of operations and our cash flows will be exposed to changes in interest rates. A one percentage point increase in LIBOR would cause an annual increase to the interest expense on our borrowings under our senior credit facilities of approximately $0.1 million. Our subordinated loans have a fixed interest rate.

We do not have any foreign currency or any other derivative financial instruments.

Critical Accounting Policies and Estimates

Our accounting policies are described in Note 2 to our consolidated financial statements. The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in the consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the year. We believe our estimates and assumptions are reasonable; however, future results could differ from those estimates. Critical accounting policies reflect material judgment and uncertainty and may result in materially different results using different assumptions or conditions.

Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

We provide temporary staffing solutions. We enter into agreements with our clients that outline the general terms and conditions of the staffing arrangement. Revenue is recognized as services are performed and associated costs have been incurred. Revenues include reimbursements of travel and out-of-pocket expenses with the equivalent amounts of expense recorded in cost of services. We consider revenue to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured.

Allowance for doubtful accounts

We establish an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. The allowance for doubtful accounts is determined based on management’s judgments and assumptions, including general economic conditions, portfolio composition, prior loss experience, and expectations of future write-offs. The allowance for doubtful accounts is reviewed quarterly and past due balances are written off after they are deemed to be uncollectible after all means of collection have been exhausted. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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Goodwill and intangible assets

Goodwill is not amortized, but instead is measured at the reporting unit level for impairment annually at the end of each fiscal year, or more frequently if conditions indicate an earlier review is necessary. We have allocated $3.4 million, $1.1 million, and $0.3 million of total goodwill to its three separate reporting units: Light Industrial, Multifamily and IT Staffing, respectively. The fair value of the reporting unit is first compared to the respective reporting unit’s carrying value. The fair value of the reporting unit is determined based on discounted cash flow projections. If the estimated fair value of the reporting unit is less than the carrying value, an indication of goodwill impairment exists. If an indication of impairment exists, we would then determine the implied fair value of the reporting unit’s goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment loss would be recorded and goodwill would be written down to its implied fair value. Based on its annual testing, we have determined that there was no goodwill impairment in Fiscal 2012 or Fiscal 2011.

We do not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over their respective estimated useful lives, ranging from three to five years, based on a pattern in which the economic benefit of the respective intangible asset is realized. We annually evaluate the remaining useful lives of our finite intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We also evaluate the recoverability of finite intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. We determined that there were no impairment indicators for these assets in Fiscal 2012 or Fiscal 2011.

Identifiable intangible assets recognized in conjunction with acquisitions are recorded at fair value. Significant unobservable inputs were used to determine the fair value of the identifiable intangible assets based on the income approach valuation model whereby the present worth and anticipated future benefits of the identifiable intangible assets were discounted back to their net present value. Goodwill represents the difference between the enterprise value/cash paid less the fair value of all recognized asset fair values including the identifiable intangible asset values.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board issued ASU No. 2011-08, Testing Goodwill for Impairment. The ASU amends ASC Topic 350, Intangibles - Goodwill and Other. The new standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption did not have a material impact on our consolidated financial statements.

JOBS Act

The JOBS Act provides that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay the adoption of new or revised accounting pronouncements applicable to public and private companies until such pronouncements become mandatory for private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public and private companies.

Additionally, as an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 or (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

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BUSINESS

Overview and History

We are a national, temporary staffing company that provides temporary workers to a variety of customers that are seeking to match their workforce requirements to their business needs.

We formed LTN Staffing, LLC, whose sole member is LTN Acquisition, LLC, on August 27, 2007, as a limited liability company, under the laws of the state of Delaware, and we commenced operations on October 17, 2007 with the initial investment in LTN Staffing, Inc. and Milwaukee Temps, Inc. The corporate headquarters was established in Waukegan, Illinois.

On May 24, 2010, we purchased the interests of BG Personnel Services, LP and BG Personnel, LP, both Texas limited partnerships, and purchased the common stock of B G Staff Services, Inc., a Texas C corporation (collectively, referred to as the BG entities). Shortly after the purchase of the BG entities, we relocated our corporate headquarters to its current location in Dallas, Texas. On December 13, 2010, we purchased substantially all of the assets of JNA Staffing Inc., a Wisconsin S-Corporation that specialized in providing temporary staffing services within the state of Wisconsin. These operations were rolled into our existing operations in Milwaukee, Wisconsin. In 2011, we began doing business as BG Staffing.

On November 21, 2011, we purchased substantially all of the assets of Extrinsic, LLC, a Delaware limited liability company that specialized in providing information technology staffing services within the United States of America. On December 3, 2012, we acquired substantially all of the assets of American Partners, Inc., a Rhode Island C corporation that specialized in providing information technology staffing services within the United States of America. We have entered into an agreement to acquire substantially all of the assets of InStaff Holding Corporation as further described in “Prospectus Summary — Recent Developments.”

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, LTN Staffing, LLC will merge with LTN Acquisition, LLC. As the surviving entity in the merger, LTN Staffing, LLC will then convert into a Delaware corporation which will be named BG Staffing, Inc. See “Prospectus Summary - Conversion into a Delaware Corporation” for more information.

Our operations are organized into three segments: Light Industrial, Multifamily, and IT Staffing.

Our executive office is located at 14900 Landmark Boulevard, Suite 300, Dallas Texas 75254, and our telephone number is (972) 692-2400. We have 15 branch offices in 9 states within the United States of America. We do not currently have any foreign operations.

Temporary Staffing Industry

The temporary staffing industry supplies temporary staffing services to customers to help them minimize the cost and effort of workforce planning. These services also enable the customer to rapidly respond to changes in business conditions, and in some cases to convert fixed labor costs to variable costs. Temporary staffing companies act as intermediaries in matching available temporary workers to customer assignments. The demand for a flexible workforce continues to grow with competitive and economic pressures to reduce costs and respond to changing market conditions. Staffing Industry Analysts (“SIA”), an independent staffing industry organization, is projecting growth of 6% in the US staffing industry in 2013, driven by continuing job creation and the continued upward shift in temporary staffing usage.

The temporary staffing market is subject to volatility based on overall economic conditions. Historically, in periods of economic growth, the number of companies providing temporary staffing services has increased due to low barriers to entry. During recessionary periods, the number of companies has decreased through consolidation, bankruptcies, or other events. The temporary staffing industry is experiencing increased demand in relation to total job growth as customers have placed a greater priority on maintaining a more flexible workforce.

The temporary staffing industry is large and highly fragmented with many competing companies. Staffing companies compete both to recruit and retain a supply of temporary workers and to attract and retain customers to use these workers. Customer demand for temporary staffing services is dependent on the overall strength of the labor market and trends toward greater workforce flexibility. The temporary staffing industry includes a number of markets focusing on business needs that vary widely in duration of assignment and level of technical specialization.

We have diversified our operation to provide temporary workers within distinct segments of the industry. We refer to these segments as Light Industrial, Multifamily and IT Staffing. Additional information regarding our business segments is contained in Note 16 to our Consolidated Financial Statements.

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Light Industrial Segment

Our Light Industrial segment provides temporary workers to primarily manufacturing customers needing a flexible workforce. We dispatch workers from our Waukegan, Illinois, and Milwaukee, Wisconsin branches. Light Industrial segment revenues were $39.3 million in Fiscal 2012 and represented 51.2% of our consolidated revenues. Our Light Industrial segment temporary workers perform services in a variety of manual and unskilled positions. The workers we assign to our light industrial customers are our temporary workers, although our customers provide on-the-job direction, control and supervision.

Multifamily Segment

Our Multifamily segment is a leading provider of front office and maintenance personnel to the multifamily housing industry. We currently have offices in Dallas, Texas; Austin, Texas; San Antonio, Texas; Houston, Texas; Atlanta, Georgia; Phoenix, Arizona; Charlotte, North Carolina; Raleigh, North Carolina; Tampa, Florida; Jacksonville, Florida; and Denver, Colorado. Multifamily segment revenues were $18.2 million in Fiscal 2012 and represented 23.7% of our consolidated revenues. The workers we assign to our multifamily customers are our temporary workers, although our customers provide on-the-job direction, control and supervision.

IT Staffing Segment

Our IT Staffing segment provides highly skilled IT professionals with expertise in SAP ERP, SAP BI, Hyperion, Oracle ERP, Oracle BI and Peoplesoft to large Fortune 500 companies, as well as to consulting firms engaged in systems integration projects. We operate our national coverage of the market from our offices in Durham, North Carolina and Pawtucket, Rhode Island. IT Staffing segment revenues for Fiscal 2012 were $19.3 million and represented 25.1% of our consolidated revenues.

SIA has deemed the IT staffing segment the fastest growing segment of temporary staffing and expects the market to grow 8% in 2013 (which is slightly higher than the 6% projected growth for the entire temporary staffing industry), with the typical IT staffing buyer spending 25% more on temporary labor over the next two years.

Growth Strategy

We are committed to growing our operations. Our growth strategy is reliant upon both acquisitions and organic growth. We will continue to evaluate opportunities utilizing our proven approach to the assessment, valuation, and integration of acquisitions. Additionally, we are committed to continue to grow our operations in our current markets, as well as expand into new markets within the industries that we currently serve.

We are organized to handle many of the administrative functions at our corporate location such that our branches can focus on business development and the effective recruiting, and assignment of temporary workers.

We will continue to invest in technology and process improvements, as necessary, to ensure that we are operating at optimal productivity and performance.

Competition

The staffing services market is highly competitive with limited barriers to entry. We compete in national, regional and local markets with full-service and specialized temporary staffing companies. Some of our competitors have significantly more marketing and financial resources than we do. Price competition in the staffing industry is intense, particularly for the provision of office clerical and light industrial personnel. We expect that the level of competition will remain high, which could limit our ability to maintain or increase our market share or profitability.

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The principal competitive factors in attracting qualified candidates for temporary assignments are pay rates, availability of assignments, duration of assignments and responsiveness to requests for placement. We believe that many potential customers seeking temporary assignments through us may also be pursuing assignments through other means. Therefore, the speed at which we place prospective temporary workers and the availability of appropriate assignments are important factors in our ability to complete assignments of qualified temporary workers. In addition to having high quality temporary workers to assign in a timely manner, the principal competitive factors in obtaining and retaining customers in the temporary staffing industry are properly assessing the customers’ specific job requirements, the appropriateness of the temporary worker assigned to the customer, the price of services and the monitoring of customer satisfaction. Although we believe we compete favorably with respect to these factors, we expect competition to continue to increase.

Intellectual Property

Our primary tradenames include BG Extrinsic LLC and American Partners, Inc. Our tradenames are valuable assets that reinforce the distinctiveness of our brands. Our web content and the domain names bgstaffing.com, bgpersonnel.com, bgstaffing.net, ltnstaffing.com, milwaukeetemps.com, milwaukeetmepsinc.com, extrinsicllc.com, extrinsicgroup.com, extrinsicresources.com, jnastaffing.com, bgcompanies.net, bgpersonnel.net, bgmail.com, therightpeoplerightnow.com, rightpeoplerightnow.com and americanpartnersinc.com are owned by us and copyright protected.

Regulation

Our business is subject to extensive regulation. The cost to comply, and any inability to comply, with government regulation could materially harm our business. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could also materially harm our business.

Legal Proceedings

 We are engaged from time to time in legal matters and proceedings arising out of our normal course of business. While uncertainties are inherent in the final outcome of such matters, we believe the disposition of such proceedings will not have a material effect on our financial position or our results of operations.

Seasonality

Our business experiences seasonal fluctuations. Our quarterly operating results are affected by the number of billing days in a quarter, as well as the seasonality of our customers’ business. Demand for our Light Industrial staffing services is higher during the second and third quarters of the year and peaks in the third quarter. Demand for our Light Industrial staffing services is lower during the first and fourth quarters, in part due to limitations to customer shutdowns and adverse weather conditions in the winter months. Demand for our Multifamily staffing services is higher during the second and third quarters of the year due to the increased turns in multifamily units during the summer months when schools are not in session. In addition, our cost of services typically increases in the first quarter primarily due to the reset of payroll taxes.

Our working capital requirements are primarily driven by temporary worker payments and customer accounts receivable receipts. Since receipts from customers lag payments to temporary workers, working capital requirements increase substantially in periods of growth.

The staffing industry has historically been cyclical, often acting as an indicator of both economic downturns and upswings. Staffing customers tend to use temporary staffing to supplement their existing workforces and generally hire direct workers when long-term demand is expected to increase. As a consequence, our revenues tend to increase quickly when the economy begins to grow and, conversely, our revenues can also decrease quickly when the economy begins to weaken.

Employees and Temporary Workers

At December 30, 2012, we had 106 full-time staff employees at our corporate and branch offices. During Fiscal 2012, we assigned approximately 10,600 temporary workers.

None of our staff employees or temporary workers is represented by a labor union, and we are not aware of any current efforts or plans to organize any of our staff employees or temporary workers. We have never experienced any material labor disruptions.

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Properties

We lease our corporate headquarters in Dallas, Texas, which is approximately 6,250 square feet of space. We lease all of our branch offices, which are located throughout the US, through operating leases with terms that range from six months to five years. We also have month to month leases. We believe that our facilities are adequate for our current needs.

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MANAGEMENT

Since our formation in 2007, our business has been managed under the direction of a board of managers. Prior to the consummation of this offering, the persons indicated below will be appointed to serve on the board of directors of BG Staffing, Inc. Below is a list of names, ages and a brief account of the business experience of our executive officers and key members of management and of the persons to be appointed to serve as our directors prior to the consummation of this offering:

Name	Age	Position
Douglas E. Hailey	51	Director
Richard L. Baum, Jr.	52	Director
L. Allen Baker, Jr.	63	Director, President and Chief Executive Officer
Debra R. Jackson	43	Chief Financial Officer and Corporate Secretary
Thomas J. Leonard	42	President, American Partners- IT Staffing Division
Michael L. Miller	48	President, Extrinsic- IT Staffing Division
William Penn	52	Chief Operating Officer, Multifamily Division
Robert Cote	39	Chief Operating Officer, Light Industrial Division
Adam S. Tibbets	48	Chief Information Officer

Douglas E. Hailey has served on our board of managers since inception. Mr. Hailey is the managing director of Taglich Private Equity LLC. Mr. Hailey joined Taglich Brothers, Inc. in 1994 as Head of Investment Banking. He co-led the private equity initiative in 2001 and currently participates in evaluating and executing new investments. Prior to joining Taglich Brothers, Mr. Hailey spent five years with Weatherly Financial Group, assisting in sponsoring leveraged buyouts and three years in structured finance lending at Heller Financial and the Bank of New York. He received a Bachelor of Business Administration degree from Eastern New Mexico University and an MBA in Finance from the University of Texas.

Richard L. Baum, Jr. has served on our board of managers since inception. Mr. Baum, Jr. joined Taglich Private Equity in 2005 and currently is an active director with a number of private companies where Taglich has an investment. Prior to joining Taglich, Mr. Baum led a group that purchased a private equity portfolio from Transamerica. From 1998 to 2003, Mr. Baum was a Managing Director in the small business merger and acquisition practices of Wachovia Securities and its predecessor, First Union Securities. From 1988 through 1998, Mr. Baum was a Principal with the Mid-Atlantic Companies, Ltd., a financial services firm acquired by First Union in 1998. Mr. Baum received a Bachelor of Science Degree from Drexel University and an MBA from the Wharton School of the University of Pennsylvania.

L. Allen Baker, Jr. joined the board of managers in 2008 while serving as the Executive Vice President/CFO of Impact Confections, Inc., a confections manufacturing company in Colorado, a position Mr. Baker held from 2002 through 2009. He began serving as President and CEO of BG Staffing in 2009. From 1985 to 2002, Mr. Baker served as Executive Vice President and Chief Financial Officer of Piping Design Services, Inc. d/b/a PDS Technical Services, a national, privately held staffing company headquartered in the Dallas/Fort Worth area, with operations in 43 states. Prior to this position, he worked at Core Laboratories, Inc. as the Corporate Controller from 1980 to 1985 and as Data Processing Manager from 1976 to 1980. Mr. Baker held several computer programmer positions prior to joining Core Laboratories, Inc. He has a Bachelor of Science degree in mathematics with a minor in computer information systems from West Texas State University and an MBA from the University of Dallas.

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Debra R. Jackson joined the company in 2012 as Chief Financial Officer and also serves as Corporate Secretary. Prior to joining the company, Ms. Jackson was an audit partner at KPMG LLP, an international public accounting firm, where she worked from 2002 to 2011. Ms. Jackson was with Arthur Andersen LLP from 1990 until 2002. She is a Certified Public Accountant in the state of Texas. Ms. Jackson graduated magna cum laude from Texas Christian University with a Bachelor of Business Administration degree in accounting.

Thomas J. Leonard joined the company in December 2012 through the acquisition of American Partners, Inc., an IT staffing firm. Co-founder of American Partners, Inc., Mr. Leonard served as president since inception in 2007. In 1998, he was a founding partner of The Jotorok Group, an IT recruitment firm in the United States of America.  In 2004, The Jotorok Group merged with K2 Partnering Solutions, a provider of SAP contractors within the United States of America and Europe.  While with K2 Partnering Solutions, Mr. Leonard served as the Regional Partner of Sales, US, until the inception of American Partners, Inc. in 2007. Mr. Leonard held several IT recruiter positions prior to the inception of The Jotorok Group in 1998. He is a Certified Personnel Consultant and graduated from North Adams State College with a Bachelor of Science degree in marketing and management.

Michael L. Miller joined the company in 2011 through the acquisition of Extrinsic, LLC, an IT staffing firm. Mr. Miller co-founded Extrinsic, LLC in 2004 and served as its president from inception. Before starting Extrinsic, LLC, he served as the Senior Regional Vice President from 2000 to 2004 and the Regional Vice President of Operations from 1998 to 2000 of Headway Corporate Resources, a national human resources management staffing company. Prior to Headway, from 1996-1998, Mr. Miller was Co-Owner and Vice President/General Manager of HealthMate, Inc., a healthcare corporation specializing in home health services, corporate occupational programs, and staffing. HealthMate was successfully sold to Intrepid Companies, Inc. in 1998. From 1990 to 1996, he was with MedStaff National Medical Staffing, Inc., a locum tenens company specializing in both physician contract and direct hire placements, serving in several positions and as Vice President of Operations and Customer Service from 1993 to 1996. Mr. Miller holds a Bachelor of Arts degree in business management from North Carolina State University.

William Penn joined the company through its acquisition of the Multifamily Division in 2010. During his tenure with the Multifamily Division, Mr. Penn served as Vice President from 1994 until the acquisition, at which time he began serving in his current capacity as the Chief Operating Officer of the Multifamily Division. Prior to joining the Multifamily Division, Mr. Penn served as a district sales manager for White Swan and U.S. Foodservice, national foodservice distributors, from 1984 to 1994. Mr. Penn is a Certified Staffing Professional and holds a Bachelor of Business Administration degree in marketing from Baylor University.

Robert Cote’ joined the company through its acquisition of the Multifamily Division in 2010. Mr. Cote’ began working in the Multifamily Division in 2001 as a staffing coordinator and led the Austin, Houston and San Antonio branches as Vice President of the South Region from 2005 until 2010, when he was appointed the Chief Operating Officer of the Light Industrial Division. Mr. Cote’ served as managing director of Stanton Chase International, an international search firm, from 2000 to 2001, and as a search executive at Corporate Search Partners, an executive search firm, from 1998 to 2000. He is a Certified Staffing Professional and holds a Bachelor of Business Administration from the University of Houston.

Adam C. Tibbets joined the company in 2009 as the Chief Information Officer. Prior to joining the company, Mr. Tibbets was with Jones Lange LaSalle (formerly The Staubach Company) from 2006 to 2009, holding positions as the business systems delivery manager and accounting systems manager. From 2003 to 2006, he served as the IT Director of Impact Confections, a confections manufacturing company in Colorado. From 1997 to 2002, Mr. Tibbets served as the IT Director at Piping Design Services, Inc. d/b/a PDS Technical Services, a national, privately held staffing company. From 1988 to 2002, he held various IT project and implementation positions prior to joining PDS Technical Services. Mr. Tibbets holds a Bachelor of Business Administration degree in general business with a minor in management information systems from Southern Methodist University and a MS degree from the University of Texas at Dallas.

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Board Composition

Our board of directors will initially consist of three directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	Our Class I director will be L. Allen Baker, Jr., and the term of such director will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II director will be Richard L. Baum, Jr., and the term of such director will expire at the second annual meeting of stockholders following the date of this prospectus;

•	Our Class III director will be Douglas E. Hailey, and the term of such director will expire at the third annual meeting of stockholders following the date of this prospectus;

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Committees of the Board of Directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee and a Compensation Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

Immediately following this offering, our Audit Committee will consist of Richard L. Baum, Jr. and Douglas E. Hailey. We believe that both qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add an additional independent director to our Audit Committee within one year of the effective date of the registration statement in order to comply with applicable rules and regulations of our stock exchange. We also believe that Mr. Hailey qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at www.bgstaffing.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Immediately following this offering, our Compensation Committee will consist of Richard L. Baum, Jr. and Douglas E. Hailey. Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at www.bgstaffing.com upon the completion of this offering. The information on our website is not part of this prospectus.

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Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is a current or former officer or employee of BG Staffing, Inc. or its subsidiaries or has had a relationship requiring disclosure by BG Staffing, Inc. under applicable federal securities regulations. No executive officer of BG Staffing, Inc. served as a director or member of the Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. For 2012 the members of our Compensation Committee were Richard L. Baum, Jr. and Douglas E. Hailey.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. The board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships among any of our executive officers or any of the persons to be nominated as our directors prior to the consummation of this offering.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer and our chief financial officer (who is our principal accounting officer). Our Code of Ethics is available on our website at www.bgstaffing.com by clicking on About BG Staffing and then Code of Ethics. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive, financial and accounting officers by posting the required information on our website at the above address. Our website is not part of this prospectus.

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EXECUTIVE COMPENSATION

Named Executive Officers

Our Named Executive Officers for 2012 and the positions they held with the company as of December 31, 2012 are:

•	L. Allen Baker, Jr., our President and Chief Executive Officer

•	Debra R. Jackson, our Chief Financial Officer and Corporate Secretary

Throughout this section, the term “named executive officer” is intended to refer to the individuals identified above. During 2012, we had only two executive officers, all of whom are set forth above.

Summary Compensation Table

The following table presents compensation information for our named executive officers with respect to 2012, to the extent each of them served as one of our named executive officers during each of such years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Unit Awards ($)	Option Awards ($)	Non-equity incentive plan compensation	Non-qualified deferred compensation earnings ($)	All Other Compensation ($)		Total ($)

L. Allen Baker, Jr.(1)	2012	$300,000	$120,000	–	–	–	–	$22,480	(2)	$537,250
Debra R. Jackson	2012	$131,250	$52,500	–	–	–	–	–		$183,750

(1) Mr. Baker also serves on our board of directors, but does not receive additional compensation to do so.

(2) Includes $11,250 representing matching 401(k) contributions made by us and $11,230 in medical benefits.

Agreements with Executive Officers

President and Chief Executive Officer

On April 30, 2009, we entered into an employment agreement with L. Allen Baker, Jr., pursuant to which Mr. Baker serves as our President and Chief Executive Officer. The agreement had an initial term of one year and automatically renews for successive one-year periods until terminated in accordance with its terms. We refer to each of these one-year periods as employment periods. Mr. Baker’s annual compensation is evaluated annually, but may not be less than $265,000 per year. Mr. Baker currently receives an annual base salary of $325,000.

Mr. Baker is eligible to receive an annual cash bonus based on our EBITDA (as defined in the employment agreement). At the beginning of each calendar year, our board approves an operating EBITDA budget. If we achieve:

•	at least 85% of the approved EBITDA budget for the year, then Mr. Baker receives a cash bonus in an amount equal to 10% his annual salary for the applicable employment period in which the calendar year ends (or such greater amount as decided by our board of directors);

•	at least 95% of the approved EBITDA budget for the year, then Mr. Baker receives a cash bonus in an amount equal to 25% of his annual salary for the applicable employment period in which the calendar year ends (or such other greater amount as decided by our board of directors);

•	at least 100% of the approved EBITDA budget for the year, then Mr. Baker receives a cash bonus in an amount equal to 40% of his annual salary for the applicable employment period in which the calendar year ends (or such other greater amount as decided by our board of directors); and
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•	at least 110% of the approved EBITDA budget for the year, then Mr. Baker receives a cash bonus in an amount equal to 55% of his annual salary for the applicable employment period in which the calendar year ends (or such other greater amount as decided by our board of directors).

Pursuant to the employment agreement, Mr. Baker also received 87,010 Class B Units of LTN Acquisition, LLC, all of which have vested. Such Class B Units will be converted into 17,402 options to purchase shares of common stock of BG Staffing, Inc. at $2.50 per share following the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving entity into a Delaware corporation. Mr. Baker also receives certain other benefits as further described in the employment agreement.

Mr. Baker’s employment continues for successive one-year periods unless terminated by (a) his death, (b) his inability, by reason of a mental or physical condition, to perform the essential functions of his position, with reasonable accommodation, for an uninterrupted period of 60 consecutive business days or shorter periods aggregating to 60 business days during any continuous 12 month period, or such longer period as may be required by law, or (c) Mr. Baker or we, for any lawful reason or no reason, provided that if the termination by us is without “cause” (as defined in the employment agreement) or the termination by Mr. Baker is without “good reason” (as defined in the employment agreement), we or Mr. Baker, as applicable, must provide the other party with 30 days written notice before the effective date of the termination. Mr. Baker is required to give written notice of termination of his employment within 30 days after the occurrence of “good reason”; otherwise, the event relating to such good reason and Mr. Baker’s right to terminate his employment by reason thereof are deemed waived. “Good reason” is generally defined to include certain changes of title or responsibility or a “change of control” (as defined in the employment agreement) where Mr. Baker is terminated within one year thereof without cause or there is a change in the location of our executive offices.

In the event that Mr. Baker’s employment is terminated by us without cause or by Mr. Baker for good reason, Mr. Baker will receive as severance one month’s base salary for each two months of service in excess of three months (provided that severance may not exceed 12 months’ base salary). Mr. Baker will also generally be entitled to receive any bonus payable but unpaid, payment for unused vacation days, and unpaid reimbursements. The severance is contingent upon Mr. Baker’s execution of a separation agreement including a general release. In the event that Mr. Baker’s employment is terminated by us for cause, or by Mr. Baker other than for good reason, we will pay to Mr. Baker any monthly salary, bonus payable but unpaid, unused vacation, and expense reimbursements, earned or due to Mr. Baker but unpaid.

We and Mr. Baker have also entered into a confidentiality, non-solicitation, non-interference and non-competition agreement. Pursuant to the agreement, Mr. Baker generally agrees not to disclose our confidential information (as defined in the agreement) and, for a period of 18 months following his termination, not to compete with us, solicit our customers, interfere with our customer and supplier relationships, or solicit our employees.

Chief Financial Officer

On March 26, 2012, we entered into an employment agreement with Debra R. Jackson, pursuant to which Ms. Jackson serves as our Chief Financial Officer. The employment agreement renews for one-year terms annually unless a party gives 30 days’ written notice before the end of the current term. Ms. Jackson currently receives an annual base salary of $200,000 per year, and such annual base salary is to be reviewed periodically following the completion of Ms. Jackson’s second year of employment. Ms. Jackson has the opportunity to receive an annual bonus determined in accordance with the terms of a bonus agreement, which is to be amended annually to provide for the calculation of the annual bonus. In December 2012, Ms. Jackson received an annual bonus of $52,500 in accordance with the terms of the bonus agreement. Ms. Jackson is also eligible for the certain other benefits as specified in her employment agreement.

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Ms. Jackson’s employment will terminate as indicated upon the occurrence of any of the following events: (a) upon Ms. Jackson’s death, immediately; (b) in the event of termination of Ms. Jackson’s employment upon the “disability” of Ms. Jackson (as defined in the employment agreement), immediately upon notice; (c) in the event of termination of Ms. Jackson’s employment for “cause” (as defined in the employment agreement), immediately upon notice or as provided in the notice; (d) in the event of termination of Ms. Jackson’s employment without cause, on the date specified in the written notice, but not earlier than the 30th day after such notice; (e) in the event Ms. Jackson terminates her employment for “good reason” (as defined in the employment agreement), on the date specified in the notice, but not earlier than the 30th day after the such notice. “Good reason” generally includes material breaches of the employment agreement by us, certain changes in responsibilities and a relocation of more than 50 miles from our executive offices in Dallas, Texas (provided the relocation is a material change in the location at which Ms. Jackson must perform services).

If Ms. Jackson is terminated without cause or she terminates her employment for good reason, Ms. Jackson will be entitled to receive the portion of her salary and benefits accrued through the termination date and for a period immediately of one month plus one additional month for each two months of service (provided that Ms. Jackson may not receive more than six months of salary and benefits following the termination). If a “change of control” (as defined in the employment agreement) occurs before Ms. Jackson has earned the maximum, she will be entitled to receive the full six months of salary and benefits plus a pro-rated bonus. All payments are subject to Ms. Jackson’s execution of a waiver and release agreement. If Ms. Jackson is terminated with cause she will be entitled to the portion of her salary and benefits accrued by through the termination date.

Ms. Jackson further agrees not to disclose our confidential information (as defined in the agreement) and, for a period of one year following her termination, not to compete with us, solicit our customers, employees or vendors, or interfere with our employee, contractor, customer or supplier relationships.

In addition, on March 26, 2012, we entered into a restricted unit award agreement with Ms. Jackson, pursuant to which Ms. Jackson was granted an award of 423,580 Class B Units of LTN Acquisition, LLC (which will be converted into 39,309 shares of common stock of BG Staffing, Inc. following the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving entity into a Delaware corporation). 25% of the units vested on the date of grant and the remainder of the units vest in equal parts at the end of each one year anniversary of the date of grant (except that all units vest upon a “change of control,” as defined in Ms. Jackson’s employment agreement).

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Outstanding Equity Awards

The following table summarizes outstanding unexercised options, unvested stock and equity incentive plan awards held by each of our name executive officers, as of December 30, 2012, giving effect to the reorganization and conversion to a C corporation for federal tax purposes.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
L. Allen Baker, Jr.	187,673	0	0	$1.25	[TBD]	0	0	0	0
Debra R. Jackson	51,309	0	0	$1.25	[TBD]	0	0	0	0

Director Compensation

Our directors received no compensation for the fiscal year ended December 30, 2012.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of 2013 and after giving effect to the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving limited liability company into a Delaware corporation, BG Staffing, Inc. by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our named executive officers and directors; and

•	all our executive officers and directors as a group.

Each stockholder’s percentage ownership before the offering is based on 5,442,294 shares of common stock outstanding after giving effect to the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving limited liability company into a Delaware corporation, BG Staffing, Inc.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares of Common Beneficially Stock Owned		Percent of Common Stock Beneficially Owned(1)
Legg Mason SBIC Mezzanine Fund, L.P.(1)	388,576		7.1%
Brookside Pecks Capital Partners(2)	378,576		7.0%
L. Allen Baker, Jr.	365,038	(3)	6.5%
Debra R. Jackson	106,717	(4)	1.9%
Douglas E. Hailey	104,571	(5)	1.9%
Richard L. Baum, Jr.	76,962	(6)	1.4%
All named executive officers and directors as a group (4 total)	653,288		11.4%

* Less than 1%.

(1)	The address of Legg Mason SBIC Mezzanine Fund, L.P. is 111 South Calvert Street, Suite 1800, Baltimore, MD 21202.
(2)	The address of Brookside Pecks Capital Partners is 201 Tresser Boulevard, Suite 330, Stamford, CT 06901.
(3)	Includes 15,285 shares of common stock held by a trust, 187,673 shares of common stock issuable upon exercise of options to purchase common stock held by Mr. Baker individually, and 560 shares of common stock issuable upon exercise of warrants to purchase shares of common stock held by Mr. Baker individually.
(4)	Includes 51,309 shares of common stock issuable upon exercise of options to purchase common stock.
(5)	Includes 11,498 shares of common stock issuable upon exercise of options to purchase common stock and 25,120 shares of common stock issuable upon exercise of warrants to purchase shares of common stock.
(6)	Includes 47,245 shares of common stock held by a private investment company controlled by Mr. Baum, 5,897 shares of common stock issuable upon exercise of options to purchase common stock held by such private investment company, and 18,420 shares of common stock issuable upon exercise of warrants to purchase shares of common stock held by such private investment company. Also includes 5,400 shares of common stock held by a family trust.
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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors is currently primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, our audit committee will be responsible for the review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is a director, executive officer, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to our company;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Management Agreement with Taglich Private Equity, LLC

We entered into a Management Agreement with Taglich Private Equity, LLC on October 17, 2007. In exchange for providing us with financial and management services we pay Taglich Private Equity, LLC an annual advisory fee of $175,000. The Management Agreement had an initial term of three years and is subject to automatic one-year renewals, unless terminated by either party with at least 30 days but not more than 60 days’ notice prior to the scheduled expiration date. The Management Agreement will be terminated immediately upon the effectiveness of our conversion into a Delaware corporation (which is discussed further in “Prospectus Summary—Conversion into a Delaware corporation”). Douglas E. Hailey and Richard L. Baum, Jr., both directors, are principals of Taglich Private Equity, LLC.

Taglich Brothers, Inc. – Sales Commissions

On December 3, 2012, LTN Acquisition, LLC sold 6 million Class A units having an aggregate offering price of $4.5 million in conjunction with the acquisition of API. Taglich Brothers, Inc. received as sales commissions $360,000 and 600,000 warrants to purchase Class A Units with an exercise price of $0.90 per unit. Mr. Hailey and Mr. Baum are affiliated with Taglich Brothers, Inc.

Capital Contribution Agreement with Taglich Private Equity, LLC

In connection with amendments to our senior credit facility required in connection with our acquisition of substantially all of the assets of API and InStaff, we have entered into capital contribution agreements with Taglich Private Equity, LLC pursuant to which Taglich may make certain capital contributions to us in the event we are required to make certain “earnout” payments to API or InStaff and we are at such time in default under, or such earnout payments would cause us to be in default under, our senior credit facility.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and provisions of our certificate of incorporation and our bylaws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to the “Company,” “we,” “us” and “our” refer to BG Staffing, Inc. and not to any of its subsidiaries.

Authorized Capitalization

Our certificate of incorporation will provide that our authorized capital stock will consist of [TBD] shares of common stock, par value $0.01 per share and [TBD] shares of undesignated preferred stock, par value $0.01 per share. As of _______, 2013, after giving effect to the conversion into a Delaware corporation, we will have 5,442,294 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election of directors to our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares registered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Quotation of Securities

We intend to seek to have a broker-dealer file a Form 211 in order to have our common stock quoted on the OTC Bulletin Board and/or OTCQB. It is anticipated that our common stock will be quoted on the OTC Bulletin Board and/or OTCQB on or promptly after the date the registration statement to which this prospectus relates is declared effective, provided, however, that is no assurance that our common stock will actually be approved and quoted on the OTC Bulletin Board or OTCQB.

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Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. .

Preferred Stock

Our certificate of incorporation will authorize our Board of Directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Board Composition

Prior to the effectiveness of the registration of which this prospectus forms a part, those directors identified in “Management—Executive Officers, Key Management and Directors” will be appointed to our board of directors.

Upon the completion of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. L. Allen Baker, Jr. will be in the class of directors whose term expires at the first annual meeting of stockholders following the date of this prospectus. Richard L. Baum, Jr. will be in the class of directors whose term expires at the second annual meeting of stockholders following the date of this prospectus. Douglas E. Hailey will be in the class of directors whose term expires at the third annual meeting of stockholders following the date of this prospectus. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Corporate Opportunity

Richard L. Baum, Jr. and Douglas E. Hailey, who are principals of Taglich Private Equity LLC, serve on our board of directors. Taglich Private Equity LLC or its affiliates may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Taglich Private Equity LLC or its affiliates, on the one hand, and of our stockholders generally, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our certificate of incorporation will also provide that any principal, officer, member, manager and/or employee of Taglich Private Equity, LLC or any entity that controls, is controlled by or under common control with, that entity (other than the company or any company that is controlled by the company) or any investment funds managed by the foregoing will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

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Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, under our certificate of incorporation, our directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies.

Requirements for Nominations and Proposals at Stockholder Meetings

Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our bylaws will also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election and (iii) complies with the notice procedures set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. These provisions will not apply to nominations by BC Holdings pursuant to the Director Nomination Agreement.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company’s certificate of incorporation provides otherwise. Our certificate of incorporation will provide that any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

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Business Combinations with Interested Stockholders

We will elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that (i) [TBD] and any of its affiliates or associates, including any investment funds managed by [TBD], (ii) any other person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of our stock and (iii) any person who would otherwise be an interested stockholder because of a transfer of 5% or more of our outstanding voting stock by any person described in clause (i) or (ii) to such person will be excluded from the “interested stockholder” definition in our certificate of incorporation and will therefore not be subject to the restrictions therein that have the same effect as Section 203.

Requirements for Amendments to our Certificate of Incorporation and Bylaws

Our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our certificate of incorporation will provide that the provisions of our certificate of incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that may be offered under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws, which are incorporated by reference into the registration statement, of which this prospectus forms a part. The terms of our common stock and preferred stock may also be affected by Delaware law.

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SELLING STOCKHOLDERS

The following table sets forth information as of the date of this prospectus, to our knowledge, about the beneficial ownership of our common stock by the selling stockholders both before and immediately after the offering.

All of the selling stockholders, which are members of LTN Acquisition, LLC, will receive their shares of common stock following the merger of LTN Acquisition, LLC with and into LTN Staffing, LLC and the subsequent conversion of the surviving limited liability company into a Delaware corporation. We believe that the selling stockholders have sole voting and investment power with respect to all of the shares of common stock beneficially owned by them unless otherwise indicated.

The percent of beneficial ownership for the selling stockholders is based on 5,442,294 shares of common stock outstanding as of the date of this prospectus.  Options and warrants to purchase shares of our common stock held by certain investors that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by such investors for the purpose of computing the percentage ownership of their respective percentage ownership but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.  Unless otherwise stated below, to our knowledge, none of the selling stockholders has had a material relationship with us other than as a stockholder at any time within the past three years or has ever been one of our officers or directors.

Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares of our common stock as to which a stockholder has sole or shared voting power or investment power, and also any shares of our common stock which the stockholder has the right to acquire within 60 days, including upon exercise of warrants to purchase shares of our common stock.

The shares of common stock being offered pursuant to this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders.  After the date of effectiveness, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock.

Information about the selling stockholders may change over time.  Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares Beneficially Owned as of the date of this Prospectus			Shares Offered by this	Shares Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number		Percent	Prospectus	Number	Percent
Legg Mason SBIC Mezzanine Fund, L.P.	388,576		7.1%	388,576	–	0%
Brookside Pecks Capital Partners	378,576		7.0%	378,576	–	0%
L. Allen Baker, Jr.(2)	365,038	(6)	6.5%	145,295	219,743	3.9%
Debra R. Jackson(3)	106,717	(7)	1.9%	55,408	51,309	*
Douglas E. Hailey(4)	104,571	(8)	1.9%	67,953	36,618	*
Richard L. Baum, Jr.(5)	76,962	(9)	1.4%	52,645	24,317	*
Total	1,420,440		25.8%	1,088,453	331,987	5.9%

*              Less than 1%.

(1)	Assumes the sale of all shares of common stock offered pursuant to this prospectus.
(2)	Mr. Baker is one of our directors and our President and Chief Executive Officer.
(3)	Ms. Jackson is our Chief Financial Officer and Corporate Secretary.
(4)	Mr. Hailey is one of our directors and is affiliated with certain entities we have had or currently have relationships with as further discussed in “ Certain Relationships and Related Party Transactions.”
(5)	Mr. Baum is one of our directors and is affiliated with certain entities we have had or currently have relationships with as further discussed in “ Certain Relationships and Related Party Transactions.”

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(6)	Includes 15,285 shares of common stock held by a trust, 187,673 shares of common stock issuable upon exercise of options to purchase common stock held by Mr. Baker individually, and 560 shares of common stock issuable upon exercise of warrants to purchase shares of common stock held by Mr. Baker individually.
(7)	Includes 51,309 shares of common stock issuable upon exercise of options to purchase common stock.
(8)	Includes 11,498 shares of common stock issuable upon exercise of options to purchase common stock and 25,120 shares of common stock issuable upon exercise of warrants to purchase shares of common stock.
(9)	Includes 47,245 shares of common stock held by a private investment company controlled by Mr. Baum, 5,897 shares of common stock issuable upon exercise of options to purchase common stock held by such private investment company, and 18,420 shares of common stock issuable upon exercise of warrants to purchase shares of common stock held by such private investment company. Also includes 5,400 shares of common stock held by a family trust.
(10)	Legg Mason SBIC Mezzanine Fund, L.P. is a holder of our subordinated notes as further discussed in Note 9 to our Consolidated Financial Statements.
(11)	Brookside Pecks Capital Partners is a holder of our subordinated notes as further discussed in Note 9 to our Consolidated Financial Statements.

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PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

The selling stockholders may sell some or all of their shares at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on the OTC Bulletin Board and/or OTCQB Market, stockholders may sell their shares in private transactions to other individuals.

Our common stock is not listed or traded on any public exchange, and we have not applied for listing or quotation on any exchange. We are seeking sponsorship for the quotation of our common stock on the OTC Bulletin Board and/or OTCQB Market. In order to be quoted on the OTC Bulletin Board and/or OTCQB Market, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.  There is further no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such beneficial owner before the offering; (4) the amount to be offered for the beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such beneficial owner after the offering is complete.

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In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933 if, and at such time as, they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The maximum amount of compensation to be received by any FINRA member or independent broker-dealer for the sale of any securities registered under this prospectus will not be greater than 8.0% of the gross proceeds from the sale of such securities.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no public trading market on which our common stock is traded. Among other matters, in order for our common stock to become OTCBB/OTCQB eligible, a FINRA-member broker/dealer must file a Form 211 with FINRA and commit to make a market in our securities once the Form 211 is approved by FINRA. As of the date of this prospectus, the Form 211 has not been filed with FINRA. There is no assurance that our common stock will be included on the OTCBB/OTCQB.

The shares of our common stock registered hereby can be sold by selling stockholders at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board and/or OTCQB Market and thereafter at prevailing market prices or privately negotiated prices. We determined such fixed price based on the highest price at which shares of our common stock were sold in our previous private placements.

We can offer no assurance that an active public market in our shares will develop or be sustained. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Options, Warrants and Convertible Securities

Following our conversion into a Delaware corporation, [TBD] shares of our common stock will be subject to outstanding options, warrants and convertible securities.

Registration of Our Common Stock and Resales Under Rule 144

Except as to the shares offered by the selling stockholders hereunder, we have not agreed to register any of our shares of outstanding common stock. Immediately following our conversion into a Delaware corporation, none of our shares of common stock will be then eligible for resale under Rule 144.

Except for the shares offered by the selling stockholders hereunder, no common stock is being or has been publicly proposed to be publicly offered by us.

Holders

Following our conversion into a Delaware corporation, there will be approximately 280 record holders of our common stock.

Penny Stock

Under certain circumstances, if the trading price for common stock that does not trade on an exchange drops below $5.00 per share, it could be considered a “penny stock.” In such case, it will be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker-dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker-dealer must make an individualized written suitability determination for the purchaser, considering such purchaser’s financial situation, investment experience and investment objectives, with respect to penny stock transactions and receive the purchaser’s written consent prior to the transaction. Our common stock may be considered a “penny stock” if our stock price drops below $5.00 per share and we do not meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years.

The penny stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.

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TAX CONSEQUENCES ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR SHARES

Distributions on Our Shares

Distributions made on our shares will generally be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will be treated as a non-taxable return of capital, reducing a stockholder’s adjusted basis in our shares and, to the extent such portion exceeds the stockholder’s adjusted basis, the excess will be treated as gain from the disposition of our shares, the tax treatment of which is discussed below under “—Disposition of Our Shares.”

Dividends received by individual holders of our shares will generally be subject to a reduced tax rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. If a stockholder is a U.S. corporation, dividends on our shares generally will be eligible for a dividends received deduction.

Disposition of Our Shares.

Gain or loss will be recognized on a sale or other disposition of our shares equal to the difference between the amount realized and the stockholder’s tax basis for the shares sold or otherwise disposed of. A stockholder’s amount realized will be measured by the sum of the cash and the fair market value of other property received by it.

Gain or loss recognized by a stockholder on the sale or exchange of our shares generally will be taxable as capital gain or loss. Capital gain recognized by a corporation on the sale of our shares generally will be taxed at rates applicable to ordinary income. Capital gain recognized by an individual on the sale of our shares held more than 12 months generally will be taxed at a reduced rate applicable to long-term capital gain. An additional 3.8% tax is imposed on the “net investment income” of certain U.S. individuals and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest, dividends and certain gain from the disposition of property, such as our shares, less certain deductions. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

Investment in Our Shares by Tax-Exempt Investors

A tax-exempt investor will not have “unrelated business taxable income” attributable to its ownership or sale of our shares unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt investor incurs debt to acquire a share or otherwise incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.

Investment in Our Shares by Non-U.S. Persons

For purposes of this discussion, a “non-U.S. person” means a beneficial owner (other than a partnership) of our shares who or that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the primary supervision of a court within the United States and one or more “U.S. persons” as defined under the Code have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a “U.S. person.”

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Dividends received by a non-U.S. person that are not effectively connected with a “U.S. trade or business” of the non-U.S. person will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. In general, a non-U.S. person will not be considered to be engaged in a “U.S. trade or business” solely as a result of its ownership of our shares. In cases where dividends received by a non-U.S. person is treated as effectively connected with the non-U.S. person’s conduct of a “U.S. trade or business,” the non-U.S. person generally will be subject to U.S. federal income tax at graduated rates, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. person that is a corporation. A non-U.S. person that is a corporation generally is not eligible to claim a dividend received deduction.

Subject to the requirements of recently enacted legislation (“FATCA”), which are discussed below, a non-U.S. person that owns our shares generally will not be subject to U.S. federal income tax or subject to withholding on any gain recognized on the sale or other disposition of such shares unless:

•	the gain is considered effectively connected with the conduct of a “U.S. trade or business” by the non-U.S. person and, where a tax treaty applies, is attributable to a “permanent establishment” of the non-U.S. person in the U.S.;

•	the non-U.S. person is an individual who holds our shares as a capital asset and is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes within an applicable period of time.

FATCA generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our shares paid to: (i) a “foreign financial institution” unless the “foreign financial institution” undertakes certain due diligence and reporting obligations or otherwise is exempt from FATCA withholding; and (ii) a “non-financial foreign entity” unless such entity certifies that it does not have any “substantial U.S. owners,” or furnishes identifying information regarding each “substantial U.S. owner,” or otherwise is exempt from FATCA withholding. Although the legislation, as enacted, applies to payments made after December 31, 2012, recently issued final Treasury regulations have delayed the effective dates of FATCA withholding to January 1, 2014 (in the case of dividend payments) and January 1, 2017 (in the case of gross proceeds).

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payments on our shares and the proceeds from the sale or other disposition of our shares. An equity holder may be subject to backup withholding tax on these payments if he fails to provide his taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding tax.

Backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against the equity holder’s federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed the equity holder’s actual federal income tax liability and the Equity Holder timely provides the required information or appropriate claim form to the IRS.

An equity holder is encouraged to consult its own tax advisor regarding the application of backup withholding and information reporting.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not legal or tax advice. Each equity holder is urged to consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of the Restructuring, and the ownership and disposition of our shares, including the potential impact of any proposed change in applicable laws.

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LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

63

EXPERTS

The audited financial statements of LTN Staffing, LLC d/b/a BG Staffing. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

The audited financial statements of American Partners, Inc. included in this prospectus have been so included in reliance upon the report of Kahn, Litwin, Renza & Co., Ltd., independent registered public accountants, upon the authority of said firm as experts in giving said report.

The audited financial statements of InStaff Holding Corporation included in this prospectus have been so included in reliance upon the report of Weaver & Tidwell, L.L.P., independent registered public accountants, upon the authority of said firm as experts in giving said report.

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DISCLOSURE OF COMMISSION POSITION OF

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified to the fullest extent permitted under Delaware law. We may also purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a capacity, and such a policy may be obtained by us in the future.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the office of the SEC at the Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. You may obtain additional information on the operation of Public Reference Room by calling SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov . The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, we will file a Registration Statement on Form 8-A and become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

LTN Staffing, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LTN Staffing, LLC and Subsidiaries d/b/a BG Staffing (the “Company”) as of December 30, 2012 and December 25, 2011, and the related consolidated statements of operations, changes in member equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LTN Staffing, LLC and Subsidiaries d/b/a BG Staffing as of December 30, 2012 and December 25, 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas

May 1, 2013

F-1

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

CONSOLIDATED BALANCE SHEETS

	December 30,	December 25,
	2012	2011

Current assets
Accounts receivable (net of allowance for doubtful accounts of $214,012 and $179,919 at 2012 and 2011, respectively)	$12,626,792	$7,843,759
Prepaid expenses	551,983	293,843
Other current assets	211,718	-

Total current assets	13,390,493	8,137,602

Property and equipment, net	286,911	246,942

Other assets
Security deposits	95,239	31,560
Deferred financing charges, net	278,171	241,819
Intangible assets, net	18,232,091	10,953,988
Goodwill	4,859,663	4,797,960

Total other assets	23,465,164	16,025,327

Total assets	$37,142,568	$24,409,871

Current liabilities
Long-term debt, current portion	$2,378,333	$960,000
Accrued interest	54,149	53,068
Accrued interest-related party	339,288	147,000
Accounts payable	2,246,360	1,293,620
Accrued expenses	3,364,347	2,505,703
Accrued management fees	43,750	-
Accrued payroll	397,236	584,976
Accrued workers’ compensation	610,114	288,136
Contingent consideration	1,850,000	1,217,275
Other current liabilities	576,188	-
Accrued taxes	57,895	27,189
Deferred tax liability	-	30,490

Total current liabilities	11,917,660	7,107,457

Line of credit	5,900,000	2,900,000
Long-term debt, less current portion	4,756,667	5,040,000
Long-term debt-related party	9,483,209	9,000,000
Other long-term liabilities	3,329,691	1,462,415
Deferred tax liability	72,060	47,436

Total liabilities	35,459,287	25,557,308

Member equity (deficit)	1,683,281	(1,147,437)

Total liabilities and member equity (deficit)	$37,142,568	$24,409,871

The accompanying notes are an integral part of the these consolidated financial statements.

F-2

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 30, 2012 and December 25, 2011

	2012	2011

Revenues	$76,759,068	$50,119,792

Cost of services	61,206,657	40,531,408

Gross profit	15,552,411	9,588,384

Selling, general and administrative expenses	10,606,538	6,851,687

Depreciation and amortization	4,469,141	2,750,391

Operating income (loss)	476,732	(13,694)

Gain on extinguishment of debt, net	-	2,587,933

Interest expense, net	(874,955)	(918,066)

Interest expense-related party	(1,319,776)	(2,003,171)

Loss before income taxes	(1,717,999)	(346,998)

Income tax (expense) benefit	(31,858)	65,214

Net loss	$(1,749,857)	$(281,784)

Pro forma C corporation data (unaudited):

Historical loss before taxes	$(1,717,999)	$(346,998)

Pro forma income tax (expense) benefit	587,632	3,260

Pro forma loss	$(1,130,367)	$(343,738)

Pro forma earnings (loss) per share:

Basic	$(0.27)	$(0.60)

Diluted	$(0.27)	$(0.60)

The accompanying notes are an integral part of the these consolidated financial statements.

F-3

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER EQUITY (DEFICIT)

Years ended December 30, 2012 and December 25, 2011

Member deficit, December 26, 2010	$(10,753,083)

Net loss	(281,784)

Contributions from Parent	9,887,430

Member deficit, December 25, 2011	(1,147,437)

Net loss	(1,749,857)

Contributions from Parent	4,584,943

Distributions to Parent	(4,368)

Member equity, December 30, 2012	$1,683,281

The accompanying notes are an integral part of the these consolidated financial statements.

F-4

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 30, 2012 and December 25, 2011

	2012	2011

Cash flows from operating activities
Net loss	$(1,749,857)	$(281,784)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	4,469,141	2,750,391
Gain on extinguishment of related party debt, net	-	(2,587,933)
Amortization of deferred financing costs	90,337	385,536
Loss on disposal of property and equipment	12,466	7,177
Provision for doubtful accounts	63,858	83,295
Deferred income taxes	(23,383)	38,890
Net changes in operating assets and liabilities, net of effects of acquisitions
Accounts receivable	308,349	(291,941)
Prepaid expenses	(440,749)	69,147
Security deposit	(63,079)	86,744
Accrued interest	1,081	39,018
Accrued interest-related party	675,497	1,367,701
Accounts payable	(1,560,681)	(678,599)
Change in fair value of contingent consideration	194,267	(176,000)
Accrued expenses	756,682	1,701,672
Accrued management fees	43,750	-
Accrued payroll	(187,740)	(559,560)
Accrued workers’ compensation	321,978	(82,725)
Other current liabilities	76,188	-
Accrued taxes	30,706	631

Net cash provided by operating activities	3,018,811	1,871,660

Cash flows from investing activities
Business acquired, net of cash received	(10,600,081)	(7,000,000)
Capital expenditures	(121,450)	(41,361)
Proceeds from sale of property and equipment	8,100	-
Contingent consideration paid	(394,266)	(345,500)

Net cash used in investing activities	(11,107,697)	(7,386,861)

The accompanying notes are an integral part of the these consolidated financial statements.

F-5

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 30, 2012 and December 25, 2011

	2012	2011

Cash flows from financing activities
Net borrowings under line of credit	$3,000,000	$300,000
Proceeds from issuance of long-term debt	2,500,000	2,026,923
Principal payments on long-term debt	(1,365,000)	(1,076,194)
Capital contributions from Parent	4,084,943	4,549,520
Distributions to Parent	(4,368)	-
Deferred financing costs	(126,689)	(285,048)

Net cash provided by financing activities	8,088,886	5,515,201

Net decrease in cash	-	-

Cash, beginning of year	-	-

Cash, end of year	$-	$-

Supplemental cash flow information:
Cash paid for interest	$1,120,025	$904,740
Cash paid for taxes, net of refunds	24,535	17,469

Non-cash transactions:
Notes payable exchanged for equity units of Parent	$-	$3,958,110
Accrued interest exchanged for equity units of Parent	-	1,083,966
Equity units of Parent issued in acquisition of business	500,000	-

The accompanying notes are an integral part of the these consolidated financial statements.

F-6

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

note 1 - NATURE OF OPERATIONS

LTN Staffing, LLC, whose sole member is LTN Acquisition, LLC (Parent) was formed on August 27, 2007 as a limited liability company, under the laws of the state of Delaware, and commenced its operations on October 17, 2007. LTN Staffing, LLC (LTN Staffing) specializes in providing temporary staffing services for the light industrial industry in Illinois and Wisconsin.

On May 24, 2010, LTN Staffing purchased the interests of BG Personnel Services, LP and BG Personnel, LP, both Texas limited partnerships, and purchased the common stock of B G Staff Services, Inc., a Texas C corporation (collectively, referred to as BG). BG specializes in temporary staffing services for the multi-family property industry primarily in the state of Texas and surrounding states.

On December 13, 2010, LTN Staffing purchased substantially all of the assets of JNA Staffing Inc., a Wisconsin S-Corporation, which specializes in providing temporary staffing services within the state of Wisconsin. These operations were rolled into LTN Staffing’s existing operations in Wisconsin.

In 2011, LTN Staffing and subsidiaries began doing business as BG Staffing.

On November 21, 2011, BG Staffing, LLC (BGS), a wholly owned subsidiary of LTN Staffing, purchased substantially all of the assets of Extrinsic, LLC, a Delaware limited liability company, which specializes in providing information technology staffing services within the United States of America.

On December 3, 2012, BGS acquired substantially all of the assets of American Partners, Inc., a Rhode Island corporation, which specializes in providing information technology staffing services within the United States of America.

The operations of LTN Staffing and its wholly-owned subsidiaries (collectively, the Company) are organized into three segments: Light Industrial, Multi-family, and IT Staffing.

note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company has a 52/53 week fiscal year. Fiscal years for the consolidated financial statements included herein are for the 53 weeks ended December 30, 2012, and the 52 weeks ended December 25, 2011.

F-7

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Accounts Receivable

The Company extends credit to its customers in the normal course of business. Accounts receivable represent unpaid balances due from customers. The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers’ non-payment of balances due to the Company. The Company’s determination of the allowance for uncollectible amounts is based on management’s judgments and assumptions, including general economic conditions, portfolio composition, prior loss experience, evaluation of credit risk related to certain individual customers and the Company’s ongoing examination process. Receivables are written off after they are deemed to be uncollectible after all means of collection have been exhausted. Recoveries of receivables previously written off are recorded when received.

Deferred Financing Charges

Deferred financing charges are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loans payable. During 2012 and 2011, the Company recognized $90,337 and $385,536 of amortization expense as a component of interest expense related to deferred financing charges, respectively. At December 30, 2012 and December 25, 2011, there were $278,171 and $241,819 of unamortized deferred financing charges, respectively.

Property and Equipment

The Company’s policy is to depreciate the cost of property and equipment over the estimated useful lives of the assets using the straight-line method. The cost of leasehold improvements is amortized over their useful lives, or the applicable lease term, if shorter.

Years

Leasehold improvements	1-5
Furniture and fixtures	5-7
Computer systems	5
Vehicles	5

Intangible Assets

The Company does not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over their respective estimated useful lives, based on a pattern in which the economic benefit of the respective intangible asset is realized, as shown in the following table:

Years

Customer lists	5
Trade names	5
Covenant not to compete	3-5

Identifiable intangible assets recognized in conjunction with acquisitions are recorded at fair value. Significant unobservable inputs were used to determine the fair value of the identifiable intangible assets based on the income approach valuation model whereby the present worth and anticipated future benefits of the identifiable intangible assets were discounted back to their net present value. Goodwill represents the difference between the enterprise value/cash paid less the fair value of all recognized asset fair values including the identifiable intangible asset values.

F-8

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

The Company evaluates the recoverability of finite intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Company determined that there were no impairment indicators for these assets in 2012 or 2011.

The Company annually evaluates the remaining useful lives of the above intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Goodwill

Goodwill is not amortized, but instead is measured at the reporting unit level for impairment annually, or more frequently if conditions indicate an earlier review is necessary. The Company has allocated $3,448,905, $1,073,755, and $337,003 of total goodwill to its three separate reporting units: Light Industrial, Multifamily and IT Staffing, respectively. The fair value of the reporting unit is first compared to the respective reporting unit’s carrying value. The fair value of the reporting unit is determined based on discounted cash flow projections. If the estimated fair value of the reporting unit is less than the carrying value, an indication of goodwill impairment exists. If an indication of impairment exists, the Company would then determine the implied fair value of the reporting unit’s goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment loss would be recorded and goodwill would be written down to its implied fair value. Based on its annual testing, the Company has determined that there was no goodwill impairment in 2012 or 2011.

Revenue Recognition

The Company provides temporary staffing solutions. The Company and its clients enter into agreements that outline the general terms and conditions of the staffing arrangement. Revenue is recognized as services are performed and associated costs have been incurred. Revenues include reimbursements of travel and out-of-pocket expenses with the equivalent amounts of expense recorded in cost of services. The Company considers revenue to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured.

Income Taxes

The Company is treated as a partnership for federal income tax purposes except for BG Personnel Services, LP and B G Staff Services Inc., which are taxed as C corporations. Consequently, federal and state income taxes are not payable, or provided for, by the Company, except for those BG entities that are taxed as C corporations. Accordingly, the financial statements reflect the impact of income taxes for the taxable BG entities. Members are taxed individually on their share of the Company’s earnings, not earned in the C corporations, which are allocated among the members in accordance with the operating agreement of the Parent.

F-9

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. The Company assesses all tax positions for which the statute of limitations remain open. The Company had no unrecognized tax benefits as of December 30, 2012 or December 25, 2011. The Company is open to examination by tax authorities for federal, state or local income taxes for periods beginning after 2008. The Company recognizes any penalties and interest when necessary as tax expense.

Stock Based Compensation

The Parent has issued profits interests in the form of Class B Units to employees and directors. Compensation expense arising from the Parent Class B Units granted to the Company’s employees by the Parent is recognized as expense using the straight-line method over the vesting period, which represents the requisite service period. The fair value of the Class B Units is based on the fair value of the underlying unit.

Pro Forma Earnings (Loss) Per Share (unaudited)

Pro forma earnings (loss) per share has been calculated as if the Company were a C corporation for federal income tax purposes. Pro forma earnings (loss) per share is calculated using the weighted average number of shares outstanding. The weighted average shares outstanding used in the calculation of pro forma diluted earnings (loss) per share includes the dilutive effect of options to purchase common shares using the treasury stock method.

Management Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The estimated fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short period to maturity of these instruments. The estimated fair value of all debt at December 30, 2012 and December 25, 2011 approximated the carrying value. These fair values were estimated based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements, when quoted market prices were not available. The estimates are not necessarily indicative of the amounts that would be realized in a current market exchange.

F-10

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Recently Issued Pronouncements

In September 2011, the Financial Accounting Standards Board issued ASU No. 2011-08, Testing Goodwill for Impairment. The ASU amends ASC Topic 350, Intangibles - Goodwill and Other. The new standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption did not have a material impact on the Company’s consolidated financial statements.

Note 3 - ACQUISITIONS

On December 3, 2012, BGS acquired substantially all of the assets of American Partners, Inc. (API) for cash consideration of $10,500,000, deferred payments of $2,000,000, to be paid out over four years, issuance of equity of the Parent of $500,000 and contingent consideration of $1,500,000 based on the performance of API for the two years following the date of acquisition. The fair value of the contingent consideration at the acquisition date was $1,200,000 based on a discounted cash flow analysis. The purchase agreement contains a provision for a “true up” of acquired working capital 120 days after the closing date. If actual working capital is greater than the target working capital, the Company will pay additional consideration in the amount of the difference. If actual working capital is less than target working capital, API will pay the Company the amount of the difference.

F-11

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

The consolidated statements of operations include the operating results of API from the date of acquisition. The acquisition of API allows the Company to strengthen and expand its information technology consulting services. The assets acquired from API were assigned to the IT Staffing segment. The preliminary purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition as follows:

Accounts receivable	$5,055,159
Property and equipment	18,330
Prepaid expenses and other assets	12,193
Customer list	8,858,000
Trade name	2,620,000
Covenant not to compete	190,000
Goodwill	61,703
Liabilities assumed	(2,615,385)

Total net assets acquired	$14,200,000

Cash	$10,500,000
Deferred payment to sellers	2,000,000
Issuance of equity units of Parent	500,000
Fair value of contingent consideration	1,200,000

Total fair value of consideration transferred for acquired business	$14,200,000

The useful life of the acquired finite intangibles is five years. The weighted average amortization period for the acquired finite intangibles is 4.9 years as of December 30, 2012. Acquisition-related costs of $192,184 are included in selling, general and administrative expenses for 2012 in the accompanying consolidated statements of operations.

F-12

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

On November 21, 2011, BGS acquired substantially all of the assets of Extrinsic, LLC. for cash consideration of $7,000,000 and contingent consideration of $3,000,000 based on the performance of Extrinsic for three years following the date of acquisition. A working capital adjustment of $100,081 was recorded in 2011 and was paid by the Company in 2012. The fair value of the contingent consideration at the acquisition date was $2,115,000 based on a discounted cash flow analysis. The consolidated statements of operations include the operating results of Extrinsic, LLC. from the date of acquisition. The acquisition of Extrinsic allows the Company to provide information technology consulting services not previously provided by the Company. The assets acquired from Extrinsic were assigned to the IT Staffing segment. The purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition as follows:

Accounts receivable	$3,190,742
Property and equipment	4,073
Prepaid expenses	28,212
Other receivable	23,800
Intangible assets	7,701,000
Goodwill	275,300
Liabilities assumed	(2,108,127)

Total net assets acquired	$9,115,000

Cash	$7,000,000
Fair value of contingent consideration	2,115,000

Total fair value of consideration transferred for acquired business	$9,115,000

Acquisition-related costs of $276,955 are included in selling, general and administrative expenses for 2011 in the accompanying consolidated statements of operations.

The following unaudited pro forma information presents the combined financial results for the years ended December 30, 2012 and December 25, 2011, as if the acquisitions of both API and Extrinsic had been completed on December 27, 2010, (in thousands):

	2012	2011
Pro forma revenue	$105,425	$89,185
Pro forma net loss	$(2,151)	$(3,299)

NOTE 4 - ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts for the fiscal years are as follows:

	2012	2011

Beginning balance	$179,919	$40,831
Provision for doubtful accounts	63,858	83,295
Accounts written off, net of recoveries	(29,765)	55,793

Ending balance	$214,012	$179,919

F-13

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

NOTE 5 - PROPERTY AND EQUIPMENT, NET

	2012	2011

Leasehold improvements	$55,159	$119,715
Furniture and fixtures	263,628	238,282
Computer systems	150,378	55,592
Vehicles	158,987	173,121
	628,152	586,710
Accumulated depreciation	(341,241)	(339,768)

	$286,911	$246,942

Total depreciation expense for 2012 and 2011 was $79,245 and $118,841, respectively.

Note 6 - Intangible Assets

Finite-lived intangible assets consist of the following:

	2012
			Net
		Accumulated	Carrying
	Gross Value	Amortization	Value

Customer lists	$23,005,810	$9,079,208	$13,926,602
Trade names	5,941,238	2,149,805	3,791,433
Covenant not to compete	798,285	284,229	514,056

Total	$29,745,333	$11,513,242	$18,232,091

	2011
			Net
		Accumulated	Carrying
	Gross Value	Amortization	Value

Customer lists	$14,147,810	$5,411,921	$8,735,889
Trade names	3,321,238	1,569,635	1,751,603
Covenant not to compete	608,285	141,789	466,496

Total	$18,077,333	$7,123,345	$10,953,988

F-14

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Estimated future amortization expense for the next five years is as follows:

Fiscal Year Ending:

2013	$4,109,522
2014	4,095,633
2015	4,093,072
2016	3,812,697
2017	2,121,167

$18,232,091

Total amortization expense for 2012 and 2011 was $4,389,896 and $2,631,550, respectively. The weighted average amortization period for the finite intangibles is 4.5 years.

Note 7 - Goodwill

The changes in the carrying amount of goodwill during the years ended December 30, 2012 and December 25, 2011, were as follows:

	2012	2011

Beginning goodwill	$4,797,960	$4,354,524
Goodwill from acquisitions	61,703	275,300
Impact from deferred taxes related to business acquisitions	-	168,136

Ending goodwill	$4,859,663	$4,797,960

The Company adjusted its purchase price allocation related to the 2010 acquisition of the Multi-family segment to record deferred tax liabilities of $168,136, which increased goodwill in 2011.

F-15

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Note 8 - Income Taxes

The Company files a federal standalone tax return for those BG entities that are taxed as C corporations and the Company files state tax returns for those entities subject to franchise tax and state income tax. Open tax years are 2009 through 2011 for federal and 2008 through 2011 for state. The Company utilizes the asset and liability method for income taxes, which requires, among other things, an asset and liability approach for financial accounting and reporting of income taxes. The Company’s income tax provision for the year ended December 30, 2012 and December 25, 2011 is composed of the following:

	2012	2011

Current deferred tax benefit	$23,383	$83,158
Federal income tax expense	(20,956)	-
Texas margin tax expense	(34,285)	(17,944)

Total income tax (expense) benefit	$(31,858)	$65,214

Significant components of the Company’s current and noncurrent deferred income taxes as of December 30, 2012 and December 25, 2011 are as follows:

	2012	2011

Current deferred tax assets (liabilities)
Allowance for doubtful accounts	$16,835	$14,280
Workers’ compensation	682	7,149
Deferred rent	-	17,305
Impact of tax method change	-	(69,224)

Net current deferred tax asset (liability)	$17,517	$(30,490)

Non-current deferred tax assets (liabilities)
Net operating loss carryforward	$-	$53,376
Intangible assets	(72,060)	(121,005)
Fixed assets	-	20,193

Net noncurrent deferred tax liability	$(72,060)	$(47,436)

Total deferred tax liability	$(54,543)	$(77,926)

During 2011, the Company increased goodwill by $168,136 due to change in deferred taxes related to the acquisition of the Multi-family segment.

F-16

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

During 2011, the Company received an income tax refund for a claim related to the utilization of a net operating loss carryback generated in 2010. The total refund was $122,048 and was recorded as a reduction in deferred taxes during 2011.

The Company utilized all of its net operating loss carryforwards in 2012.

The Company believes that it is more likely than not that all deferred tax assets will be realized and thus, believes that a valuation allowance is not required as of December 30, 2012, or December 25, 2011.

The income tax provision, reconciled to the tax computed at the statutory Federal rate, is as follows:

	2012	2011

Tax benefit at Federal statutory rate of 34%	$(584,120)	$(117,979)
State income taxes, net of federal benefit	22,628	11,843
Meals and entertainment, and other	4,980	7,833
Partnership income not taxed	588,370	33,089

Income tax expense (benefit)	$31,858	$(65,214)

Note 9 - Debt

The Company has a credit facility (Senior Credit Facility) effective May 24, 2010, as amended. As of December 30, 2012, the Senior Credit Facility provides for a $12,000,000 revolver facility (Revolver), which includes a $100,000 letter of credit facility, and a $7,135,000 term loan facility (Term Loan). On November 21, 2011, in conjunction with the restructuring discussed below, the Company entered into an amendment with its lender. This amendment increased the Revolver to $5,500,000 and the Term Loan to $6,000,000. On December 3, 2012, in conjunction with the acquisition of API, the Company entered into an amendment with its lenders under the Senior Credit Facility. The amendment, among other items, increased the Revolver to $12,000,000 and the Term Loan to $7,135,000.

As of December 30, 2012 and December 25, 2011, $5,900,000 and $2,900,000 were outstanding on the Revolver, respectively. Borrowings under the Revolver are subject to a borrowing base, bear interest at the 30-day LIBOR plus a margin that ranges from 3.00% to 3.75% (3.71% at December 30, 2012), and are secured by all assets of the Company. The Parent has guaranteed any borrowings under this line of credit. As of December 30, 2012, maximum additional available borrowings under this line of credit were approximately $3,600,000. The Revolver matures on November 21, 2014.

The Company also has subordinated loans (Subordinated Loans) with two private lenders. These private lenders are also holders of Class A units of the Parent and are, therefore, related parties.

F-17

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Long-term debt consists of the following:

	2012	2011

Term Loan, payable to a bank in monthly installments of $198,194 with the remaining principal due in a one lump-sum payment at maturity. Interest is paid on a monthly basis at an annual interest rate of LIBOR plus a margin of 3.75% to 4.5%, determined by certain thresholds (4.46% at December 30, 2012). The Term Loan is due in full in November 2014 and is secured by all assets of the Company. The Parent has guaranteed the borrowings under the Term Loan.	$7,135,000	$6,000,000

Subordinated Loans, payable to two private related party lenders, principal is due in a one lump-sum principal payment to each. Interest accrues monthly at an annual rate of 14% (approximates the effective rate), and is payable at annual rate of 8%, with the remaining interest paid-in-kind on a quarterly basis starting on January 1, 2012. In November 2011, the rate was modified from an annual rate of 12%. The Subordinated Loans are due in full in May 2015 and are subordinated to the Senior Credit Facility.	9,483,209	9,000,000

Total long-term debt	16,618,209	15,000,000
Less current portion	(2,378,333)	(960,000)

Long-term debt non-current portion	$14,239,876	$14,040,000

For all of the borrowings above, the Company must comply with a minimum debt service financial covenant and a senior funded indebtedness to EBITDA covenant, as defined. As of December 30, 2012, the Company was in compliance with these covenants. Additionally, the Subordinated Loans contain a clause, effective December 30, 2012, that requires an excess cash flow payment to be made if certain thresholds are met.

On November 21, 2011, the Parent, on behalf of the Company, negotiated a debt restructuring with certain existing related party term debt holders. This restructuring has been recorded as a non cash contribution from the Parent. As part of the restructuring, the Company retired $3,958,110 of debt obligations with original principal of $4,000,000 in exchange for equity units of its Parent at a conversion rate of $0.58 per unit, which was the offering price of the Class A Units sold on November 21, 2011 by the Parent in a private offering. Related accrued interest totaling $1,083,966 was also exchanged for equity units of its Parent at a conversion rate of $0.58 per unit. Debt holders also forgave $2,587,933 of accrued interest, net of deferred financing costs, which was recorded as a gain on extinguishment of debt during 2011.

Maturities on the Revolver and long-term debt obligations as of December 30, 2012, are as follows:

Fiscal year ending:

2013	$2,378,333
2014	10,656,667
2015	9,483,209

F-18

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

Note 10 - EQUITY

The Company is 100% owned by its Parent, who is the sole member.

On December 3, 2012, the Parent issued 666,667 Class A Units, valued at $0.75 per unit, or $500,000, in conjunction with the Company’s acquisition of API. This issuance of units was recorded as a noncash contribution from the Parent. Additionally, on December 3, 2012, the Parent completed a private offering and issued 6,000,000 Class A Units at $0.75 per unit, or $4,500,000. The Parent contributed the net proceeds of $4,084,943 to the Company to fund, in part, the cash portion of the purchase price paid in connection with the Company’s acquisition of API.

On November 21, 2011, the Parent completed a private offering and issued 8,533,655 Class A Units at $0.58 per unit. The Parent contributed the net proceeds of $4,549,520 to the Company to fund, in part, the cash portion of the purchase price paid in connection with the Company’s acquisition of Extrinsic. Additionally, on November 21, 2011, as part of the restructuring discussed in Note 9, the Parent issued 8,695,328 Class A Units at $0.58 per unit.

Incentive Plan

Effective December 15, 2008, the Parent adopted an ownership incentive plan (the Plan). The Plan permits the issuance of Class B Units of the Parent (Units) to the officers, directors, employees, consultants and advisors of the Company.

The Board of Managers of the Parent has the authority to determine the participants to whom Units shall be awarded, the price and number of Units to be awarded to each participant, the aggregate number of Units to be awarded, and any restrictions to be placed on the Units. Units issued under this plan vest based on specific restricted unit award agreements over a maximum of three years. Units that are not vested terminate upon discontinuation of employment.

The fair value of each Unit granted is estimated on the date of grant and was determined to have no value at the date of grant. As a result, the Company did not recognize compensation expense for Units granted during the years ended December 30, 2012 and December 25, 2011.

F-19

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

A summary of the Units issued by the Parent is presented as follows:

Number
of Units

Outstanding as of December 26, 2010	181,010
Granted	-

Outstanding as of December 25, 2011	181,010
Granted	3,291,478

Outstanding as of December 30, 2012	3,472,488

A summary of the status of the Parent’s nonvested Units is presented as follows:

Number
of Units

Nonvested as of December 26, 2010	61,704

Granted	-
Vested	(30,852)
Forfeited	-

Nonvested as of December 25, 2011	30,852

Granted	3,291,478
Vested	(3,004,645)
Forfeited	-

Nonvested as of December 30, 2012	317,685

Note 11 - Operating Leases

The Company is a party to leases for its facilities, expiring at various dates through fiscal year 2017. Certain of the leases provide for escalating rents over the lives of the leases and rent expense is recognized over the terms of those leases on a straight-line basis, with the difference between lease payments and rent expense recorded as deferred rent in accrued expenses in the consolidated balance sheets. Total rental expense charged to operations amounted to $397,039 and $325,121 for 2012 and 2011, respectively.

F-20

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year, as of December 30, 2012:

Fiscal year ending:

2013	$226,252
2014	135,726
2015	116,991
2016	111,039
2017	85,253

Note 12 - Related Party Transactions

Through ownership of the Parent, the Company is affiliated with multiple investors. Interest payments totaling $644,278 and $489,071 were made to these investors during the years ended December 30, 2012 and December 25, 2011, respectively. Accrued interest of $339,288 and $147,000 was due to these investors as of December 30, 2012 and December 25, 2011, respectively.

The Company is under a Management Services Agreement with a firm associated with one of the aforementioned investors. In November 2011, the investor released the Company from 2010 accrued management fee payments. The Company recorded the forgiveness of $295,834 in accrued management fees as an equity contribution from the Parent. The Company paid $131,250 in management fees during the year ended December 30, 2012. There were no payments under this agreement during the year ended December 25, 2011. Accrued management fees owed under this agreement were $43,750 and $-0- as of December 30, 2012 and December 25, 2011, respectively.

The Subordinated Loans are held by two private lenders that also hold Class A Units of the Parent. See Note 9 for further discussion.

Note 13 - Concentration of credit risk

Concentration of credit risk is limited due to the Company’s diverse customer base. No single customer accounted for more than 10% of the Company’s revenue or accounts receivable for the years ended December 30, 2012 and December 25, 2011.

NOTE 14 - Contingencies

The Company is engaged from time to time in legal matters and proceedings arising out of its normal course of business. The Company establishes a liability related to its legal proceedings and claims when it has determined that it is probable that the Company has incurred a liability and the related amount can be reasonably estimated. If the Company determines that an obligation is reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. While uncertainties are inherent in the final outcome of such matters, the Company believes that there are no pending proceedings in which the Company is currently involved that will have a material effect on its financial position, results of operations, or cash flow.

F-21

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

note 15- Employee benefit plan

The Company provides a defined contribution plan (the 401(k) Plan) for the benefit of its eligible full-time employees. The 401(k) Plan allows employees to make contributions subject to applicable statutory limitations. The Company matches employee contributions 100% up to the first 3% and 50% of the next 2% of an employee’s compensation. The Company contributed $37,842 and $13,114 to the 401(k) Plan in fiscal years 2012 and 2011, respectively.

NOTE 16 - business segments

The Company operates within three industry segments: Light Industrial, Multi-family and IT Staffing. The Light Industrial segment provides temporary workers to manufacturing companies in Illinois and Wisconsin. The Multi-family segment provides front office and maintenance personnel on a temporary basis to various apartment communities, mainly in Texas, via property management companies responsible for the apartment community’s day to day operations. The IT Staffing segment provides skilled contract labor on a nationwide basis for IT implementations and maintenance projects. The Company provides services to customers within the United States of America.

Segment profit (loss) includes all revenue, cost of services, and direct selling expenses and excludes all general and administrative (corporate) expenses. Included in corporate are general corporate expenses. Interest expense, net in 2011 includes the $2.6 million net gain on extinguishment of debt. Income taxes are only attributable to the Multi-family segment, as it is the only taxable entity. Assets of corporate include cash, unallocated prepaid expenses, deferred tax assets, and other assets.

	2012	2011

Revenue:
Light Industrial	$39,272,457	$34,114,676
Multi-family	18,216,087	14,062,227
IT Staffing	19,270,524	1,942,889

Total	$76,759,068	$50,119,792

Net Profit (Loss):
Light Industrial	$379,391	$(77,006)
Multi-family	2,240,688	1,801,606
IT Staffing	404,850	(138,935)
Corporate	(2,580,055)	(1,534,145)
Interest expense, net	(2,194,731)	(333,304)

Net loss	$(1,749,857)	$(281,784)

F-22

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

	2012	2011

Total Assets:
Light Industrial	$8,060,920	$9,282,776
Multi-family	4,292,286	3,856,862
IT Staffing	24,320,191	10,954,931
Corporate	469,171	315,302

Total	$37,142,568	$24,409,871

Depreciation:
Light Industrial	$50,404	$104,122
Multi-family	16,061	11,581
IT Staffing	1,288	68
Corporate	11,492	3,070

Total	$79,245	$118,841

Amortization:
Light Industrial	$2,222,752	$2,270,366
Multi-family	432,111	232,834
IT Staffing	1,735,033	128,350
Corporate	-	-

Total	$4,389,896	$2,631,550

Capital Expenditures:
Light Industrial	$26,118	$7,318
Multi-family	31,008	8,971
IT Staffing	-	-
Corporate	64,324	25,072

Total	$121,450	$41,361

F-23

LTN Staffing, LLC and Subsidiaries

d/b/a BG Staffing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2012 and December 25, 2011

NOTE 17 – PRO FORMA EARNINGS (LOSS) PER SHARE (UNAUDITED)

The calculation for pro forma earnings (loss) per share (EPS) was calculated as shown below:

	2012	2011
Net Loss	$(1,749,857)	$(281,784)
Pro forma federal income tax adjustment (unaudited)	619,490	(61,954)
Pro forma net loss (unaudited)	(1,130,367)	(343,738)
Shares:
Basic weighted average shares	4,142,658	569,928
Dilutive effect of potential common shares	-	-
Diluted weighted average shares	4,142,658	569,928

Pro forma basic earnings (loss) per share	$(0.27)	$(0.60)
Pro forma diluted earnings (loss) per share	$(0.27)	$(0.60)

For the years ended December 30, 2012 and December 25, 2011, giving effect to the reorganization and conversion to C corporation status as if it occurred on the first day of Fiscal 2011, the Company had 362,051 and 36,202 stock options, respectively, that were antidilutive. As a result, the assumed shares under the treasury stock method have been excluded from the calculation of diluted EPS.

NOTE 18 – PRO FORMA C CORPORATION DATA (UNAUDITED)

In connection with the Company’s planned filing with the Securities and Exchange Commission, the Company will reorganize. The reorganization will be completed with a merger of the Parent with and into the Company, with the Company continuing as the surviving entity. Immediately following this merger, the Company will convert to a C corporation for federal income tax purposes. Upon conversion, the Company will establish net current deferred tax assets of approximately $300,000 and net long-term deferred tax assets of approximately $6,900,000. The unaudited pro forma C corporation data for the years ended December 30, 2012 and December 25, 2011, are based on the historical consolidated statements of operations and give effect to pro forma taxes as if the Company were a C corporation for the entire duration of all periods presented.

NOTE 19 - Subsequent Events

The Company has entered into an agreement to acquire substantially all of the assets of InStaff Holding Corporation (InStaff) for cash consideration of $9,000,000 and contingent consideration of $1,000,000.  This acquisition allows the Company to strengthen and expand its operations in the Light Industrial segment. InStaff revenues were $53.4 million in Fiscal 2012.  InStaff currently operates 12 branches, primarily in Texas, Mississippi and Tennessee.  This acquisition is expected to close in the second quarter of 2013.

The Company has evaluated its financial statements for subsequent events through May 1, 2013, the date the financial statements were available to be issued. The Company is not aware of any other subsequent events that would require recognition or disclosure in the financial statements.

F-24

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

American Partners Inc:

We have audited the accompanying balance sheets of American Partners Inc (the Corporation) as of December 3, 2012 and December 31, 2011, and the related statements of income and retained earnings and cash flows for the period January 1, 2012 to December 3, 2012 and the year ended December 31, 2011. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Partners Inc as of December 3, 2012 and December 31, 2011, and the results of its operations and its cash flows for the period January 1, 2012 to December 3, 2012 and the year ended December 31, 201 I in accordance with accounting principles generally accepted in the United States of America.

/s/ Kahn, Litwin, Renza & Co., Ltd.

February 11, 2013

F-25

AMERICAN PARTNERS INC

BALANCE SHEETS

December 3, 2012 and December 31, 2011

	2012	2011
Assets

Current Assets:
Cash and cash equivalents	$1,246,611	$1,317,505
Accounts receivable	5,055,159	4,446,426
Prepaid expenses	31,078	31,494
Employee loans	-	4,238
Loans to stockholders	-	61,398
Total current assets	6,332,848	5,861,061

Property and Equipment, at cost	53,730	50,976
Less accumulated depreciation	35,400	25,371
Net property and equipment	18,330	25,605

Total Assets	$6,351,178	$5,886,666

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	2,511,455	2,099,326
Distributions payable	1,200,561	-
Accrued liabilities	128,248	274,518
Total current liabilities	3,840,264	2,373,844

Stockholders’ Equity:
Common stock, $.01 par value; 10,000,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	2,410,914	3,412,822
Total stockholders’ equity	2,510,914	3,512,822

Total Liabilities and Stockholders’ Equity	$6,351,178	$5,886,666

See accompanying notes to financial statements and independent auditors’ report.

F-26

AMERICAN PARTNERS INC

STATEMENT OF INCOME AND RETAINED EARNINGS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

	2012	2011

Revenue	$28,666,095	$25,587,991

Cost of revenue	22,992,864	20,471,205

Gross profit	5,673,231	5,116,786

Selling, general and administrative expenses	3,852,743	3,248,277

Operating income	1,820,488	1,868,509

Other income (expense):
Interest income	3,305	16
Interest expense	-	(8,888)
Total other income (expense), net	3,305	(8,872)

Net Income	1,823,793	1,859,637

Retained earnings, beginning of period	3,412,822	1,553,185

Stockholder distributions	(2,825,701)

Retained earnings, end of period	$2,410,914	$3,412,822

See accompanying notes to financial statements and independent auditors’ report.

F-27

AMERICAN PARTNERS INC

STATEMENTS OF CASH FLOWS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

	2012	2011

Cash Flows from Operating Activities
Net income	$1,823,793	$1,859,637
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	86,281	52,525
Depreciation	10,029	9,478
Changes in operating assets and liabilities:
Accounts receivable	(695,014)	(944,750)
Prepaid expenses	416	(6,213)
Employee loans	4,238	620
Accounts payable	412,129	490,105
Accrued liabilities	(146,270)	54,698
Net cash provided by operating activities	1,495,602	1,516,100

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,754)	(20,595)
Collections from (loans to) stockholders	50,000	(61,398)
Net cash provided (used) by investing activities	47,246	(81,993)

Cash Flows from Financing Activities:
Principal payments on long-term debt	-	(116,790)
Stockholder distributions	(1,613,742)	-
Net cash used by financing activities	(1,613,742)	(116,790)

Net Increase (Decrease) in Cash and Cash Equivalents	(70,894)	$1,317,317

Cash and Cash Equivalents, beginning of period	1,317,505	188

Cash and Cash Equivalents, end of period	$1,246,611	$1,317,505

Schedule of Noncash Investing and Financing Transactions:
Distributions declared, payable at year-end	$1,200,561	$-

Forgiveness of loan to shareholder	$11,398	$-

Supplemental Cash Flow Information:
Cash paid for interest	$-	$8,888

See accompanying notes to financial statements and independent auditors’ report.

F-28

AMERICAN PARTNERS INC

NOTES TO FINANCIAL STATEMENTS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

1.	Nature of Operations

American Partners Inc (the Corporation) is a Rhode Island S Corporation that provides specialized recruiting services to clients looking for business intelligence and enterprise performance management professionals in the Hyperion, Oracle Business Intelligence, Peoplesoft and SAP markets.

2.	Summary of Significant Accounting Policies

This summary of significant accounting policies of the Corporation is presented to assist the reader in understanding the Corporation’s financial statements. The financial statements and notes are representations of the Corporation’s management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The Corporation prepares its financial statements on the accrual basis of accounting. The Corporation has a December 31 year-end; however, these financial statements are prepared for the eleven-month period ended December 3, 2012 in connection with the transaction described in Note 9.

Revenue Recognition

The Corporation has two primary forms of revenue: recruitment related and permanent placement related. Revenues are recognized upon the rendering of these services. The majority of revenues are generated by the recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, revenue is recorded based on hours worked. Permanent placement revenues are recorded as a one-time fee when placements are made.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these instruments approximates their fair value.

Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid debt instruments with an original maturity date of three months or less.

Accounts Receivable

Accounts receivable are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 3, 2012 and December 31, 2011, no allowance for doubtful accounts was considered necessary.

The Corporation does not accrue interest on these receivables. A receivable is considered past due if payments have not been received by the Corporation for 30 days. At that time, the Corporation will reevaluate the receivable and determine the appropriate course of action for collection.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance are expensed as incurred. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed on the modified accelerated cost recovery methods over the estimated useful lives of the related assets which range from five to seven years.

F-29

AMERICAN PARTNERS INC

NOTES TO FINANCIAL STATEMENTS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

Advertising

Advertising costs are expensed as incurred. Advertising expense for the period January 1, 2012 to December 3, 2012 and the year ended December 31, 2011, was approximately $10,400 and $10,500, respectively.

Income Taxes

The Corporation, with the consent of its stockholders, elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code. Subchapter S provides that the individual stockholders be taxed on their proportionate share of the Corporation’s taxable income in lieu of the Corporation paying income taxes. Therefore, no provision or liability for income taxes is reflected in these financial statements. The Corporation’s income tax returns for 2009, 2010, and 2011 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Concentrations of Credit Risk

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Corporation maintains its operating accounts in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to specified limits. From time to time, the Corporation had bank balances in excess of federally insured limits.

For the period January 1, 2012 to December 3, 2012, no customer concentrations were present. For the year ended December 31, 2011, two customers represented 27% of the Corporation’s revenue. At December 31, 2011, three customers accounted for 37% of the Corporation’s accounts receivable balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	Property and Equipment

Property and equipment consisted of the following:

	2012	2011
Furniture and fixtures	$23,949	$21,195
Equipment	17,331	17,331
Leasehold improvements	12,450	12,450

Total property and equipment	$53,730	$50,976

4.	Long-term Debt

On January 29, 2008, the Corporation entered into a promissory note in the amount of $250,000 with interest payable at 8%. Interest and principal payments were due monthly commencing on February 29, 2008 through January 29, 2013. The note was secured by substantially all of the assets of the Corporation and was personally guaranteed by an owner of the Corporation. On August 5, 2011, the Corporation paid the outstanding balance of the loan.

F-30

AMERICAN PARTNERS INC

NOTES TO FINANCIAL STATEMENTS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

5.	Line of Credit

The Corporation has a revolving line of credit with a bank which permits maximum borrowings up to the lower of $1,000,000 or the aggregate sum of 80% of eligible accounts receivable. The line of credit requires interest on borrowings at the bank’s prime rate (3.25% at December 3, 2012 and December 31, 2011, respectively) plus 2.00%. Advances on the credit line are payable upon demand and are secured by substantially all assets of the Corporation and the personal guaranty of one of the stockholders. The line of credit matured on December 4, 2012.

At December 3, 2012 and December 31, 2011, there was no outstanding balance on the line of credit.

In conjunction with the line of credit agreement, the Corporation had agreed to certain financial, transactional and conditional debt covenants. Management believes that the Corporation was in compliance with all covenants at December 3, 2012 and December 31, 2011.

6.	Retirement Plan

The Corporation maintains a 401 (k) profit sharing plan (the Plan), which covers all employees that have met the Plan’s eligibility requirement after having completed six months of service. The Corporation’s contributions to the Plan are at the discretion of senior management. Contributions of approximately $34,000 and $16,500 were made to the Plan for the period January 1, 2012 to December 3, 2012 and the year ended December 31, 2011, respectively.

7.	Commitments and Contingencies

The Corporation has the following commitments and contingencies:

Operating Lease Commitments

The Corporation leases office space in Pawtucket, Rhode Island under a non-cancelable operating lease which expires in February, 2014. The monthly lease payments are approximately $3,800 plus a monthly CAM fee of $130. The Corporation is responsible for paying insurance, utilities and maintenance on the office space. Total rent expense for the period January 1, 2012 to December 3, 2012 and the year ended December 31, 2011 was approximately $43,000 and $38,600, respectively.

Approximate aggregate future minimum lease payments under this operating lease are as follows:

Year Ending	Amount

December 31, 2012	$3,900
December 31, 2013	48,100
December 31, 2014	8,100

Total	$60,100

Employment Agreements

The Corporation has non-competition employment agreements with each member of management, including two of its stockholders, that expire twelve months after termination. The agreements specify that the employees hold their respective positions through termination. These agreements provide for a base salary level, as well as commissions based on personal billings, profitability of their respective teams and quarterly Corporation bonuses at l/5th of 25% of corporate gross profit while maintaining a targeted level of EBIT.

F-31

AMERICAN PARTNERS INC

NOTES TO FINANCIAL STATEMENTS

For the Period January 1, 2012 to December 3, 2012

and the Year Ended December 31, 2011

8.	Related Party Transactions

During 2011, the Corporation advanced funds of $61,398 to various stockholders. The short term loans were non-interest bearing; $50,000 of these loans was repaid during the period January 1, 2012 to December 3, 2012. The remaining balance of $11,398 was not repaid and was treated as a stockholder distribution on December 3, 2012.

9.	Subsequent Events

On December 3, 2012, BG Staffing, LLC acquired substantially all of the assets of American Partners, Inc. (API) for cash consideration of $10,500,000, deferred payments of $2,000,000, issuance of equity of $500,000 and contingent consideration of $1,500,000 based on the performance of API for the two years following the date of acquisition. The purchase agreement contains a provision for a “true up” of acquired working capital 120 days after the closing date.

Management has evaluated subsequent events through February 11, 2013, which is the date these financial statements were available to be issued.

F-32

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

InStaff Holding Corporation

We have audited the accompanying consolidated financial statements of InStaff Holding Corporation (the Company), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InStaff Holding Corporation as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas

February 15, 2013

F-33

INSTAFF HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$300,701	$1,177
Accounts receivable, net of allowance of $153,293 and $155,086, respectively	5,651,739	5,597,329
Deferred income taxes	88,880	95,124
Prepaid expenses	27,287	41,422
Prepaid workers’ compensation expense	1,773,604	1,446,359

Total current assets	7,842,211	7,181,411

Furniture, fixtures, and leasehold improvements, net	169,248	134,807
Goodwill	6,875,087	6,875,087
Other assets	56,305	47,635

TOTAL ASSETS	$14,942,851	$14,238,940

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Outstanding checks payable	$-	$257,460
Accounts payable	90,040	95,693
Accrued expenses	1,546,161	1,544,471
Deferred revenue	-	13,088
Line-of-credit	3,264,048	3,265,769

Total current liabilities	4,900,249	5,176,481

Note payable	562,500	750,000
Deferred income taxes	1,750,833	1,368,657
	7,213,582	7,295,138
Stockholders’ equity
Series A Preferred stock, no par value	-	-
Common stock, no par value	-	-
Additional paid-in capital	4,956,067	4,956,067
Retained earnings	2,818,966	2,033,499
Notes receivable from stockholders	(20,817)	(20,817)
	7,754,216	6,968,749
Treasury stock, at cost	(24,947)	(24,947)

Total stockholders’ equity	7,729,269	6,943,802

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$14,942,851	$14,238,940

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-34

INSTAFF HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES
Temporary placements	$53,353,390	$53,391,100
Direct hire fees	128,311	191,252

	53,481,691	53,582,351

COST AND EXPENSES
Cost of sales	45,922,008	45,857,396
Operating expenses	5,784,896	6,676,241

	51,706,904	52,533,637

Operating income	1,774,787	1,048,714

OTHER EXPENSE
Interest expense	201,357	232,415
Management fees	240,000	240,000

	441,357	472,415

Income before income taxes	1,333,430	576,299

Income tax expense	547,963	271,590

NET INCOME	$785,467	$304,709

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-35

INSTAFF HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Additional Paid-in Capital	Retained Earnings	Notes Receivable From Stockholders	Treasury Stock	Total
Balance, December 31, 2010	$4,956,067	$1,728,790	$(28,144)	$-	$6,656,713

Treasury stock purchase	-	-	7,327	(24,947)	(17,620)
Net income	-	304,709	-	-	304,709

Balance, December 31, 2011	4,956,067	2,033,499	(20,817)	(24,947)	6,943,802

Net income	-	785,467	-	-	785,467

Balance, December 31, 2012	$4,956,067	$2,818,966	$(20,817)	$(24,947)	$7,729,269

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-36

INSTAFF HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$785,467	$304,709
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	82,863	75,011
Deferred income taxes	388,420	200,226
Change in operating assets and liabilities
Accounts receivable	(54,410)	(564,883)
Refundable income taxes	-	112,305
Prepaid expenses	14,135	50,547
Prepaid workers’ compensation expense	(327,245)	(209,829)
Other assets	(8,670)	11,379
Accounts payable	(5,653)	(44,507)
Accrued expenses	1,690	105,884
Deferred revenue	(13,088)	13,088

Net cash provided by operating activities	863,509	53,930

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of furniture, fixtures, and leasehold improvements	(117,304)	(51,902)

Net cash used in investing activities	(117,304)	(51,902)

CASH FLOWS FROM FINANCING ACTIVITIES
Outstanding checks payable	(257,460)	206,739
Proceeds from line-of-credit	22,607,055	19,304,360
Payments on line-of-credit	(22,608,776)	(19,495,305)
Payment on note payable - related party	(187,500)	-
Purchase of treasury stock	-	(17,620)

Net cash used financing activities	(446,681)	(1,826)

CHANGE IN CASH AND CASH EQUIVALENTS	299,524	202

CASH AND CASH EQUIVALENTS, beginning of year	1,177	975

CASH AND CASH EQUIVALENTS, end of year	$300,701	$1,177

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$201,357	$232,415

Income tax paid	$164,663	$111,820

The Notes to Consolidated Financial Statements are an integral part of these statements.

F-37

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

InStaff Holding Corporation (the Company) is a Texas Corporation incorporated on August 3, 2000 in the state of Texas, for the purpose of acquiring and operating the net assets of personnel staffing businesses. These businesses provide temporary and permanent placement services in the manufacturing and assembly, clerical and professional fields to customers located primarily in Texas, Mississippi, and Tennessee.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable and Concentrations of Credit Risk

The Company extends credit to customers, which results in accounts receivable arising from its normal business activities. The Company does not require collateral from its customers. Accounts receivable are carried at original invoice amount less an allowance for doubtful accounts based on a review of all outstanding amounts on a frequent basis. The allowance is provided for known and anticipated credit losses, as determined by management, as a result of evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Accounts receivable are written off when deemed uncollectible. Recovery of accounts receivable previously written off are recorded when received.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk related to deposits in excess of federally insured limits.

F-38

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition

The Company earns revenue from providing temporary and permanent personnel placements. Temporary placement revenue is recognized as services are provided to customers. Direct hire fees are earned from permanent placement services and are recognized as the service is rendered.

The Company’s revenues consist of direct payroll costs and service fees paid by its clients under its administrative services agreements. In consideration for payment of such service fees, the Company generally pays the following direct employment costs associated with the worksite employees: salaries and wages, employment related taxes, employee benefit plan premiums and workers’ compensation insurance premiums.

The Company accounts for service fees and the related direct employment costs using the accrual method. Under the accrual method, service fees related to worksite employees with earned but unpaid salaries and wages at the end of each period are recognized as unbilled receivables and the related direct payroll costs for such salaries and wages are accrued as a liability during the period in which salaries and wages are earned by the worksite employees. Subsequent to the end of each period, such salaries and wages are paid and the related service fees are billed.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-45 Principal Agent Considerations addresses the reporting of revenue gross as a principal versus net as an agent. The Company is deemed to be a principal in its personnel management services because it is at risk for the payment of direct costs, whether or not its clients pay on a timely basis or at all, and because the Company assumes a significant amount of other risks and liabilities as a co-employer of its worksite employees. As a result, the Company records the full amount of its comprehensive service fees, including the portion that represents gross pay of worksite employees, as revenue in accordance with the FASB ASC guidelines.

Furniture, Fixtures, and Leasehold Improvements

Furniture, fixtures, and leasehold improvements are recorded at cost. The cost of assets acquired through acquisitions is based on the estimated fair value of assets acquired. Expenditures for maintenance and repairs that do not materially prolong the useful lives of the assets are charged to expense. Depreciation is computed on a straight-line basis over the assets’ estimated useful lives. Leasehold improvements are amortized over the lesser of the non-cancelable lease term or the life of improvements. The estimated lives of furniture, fixtures, and leasehold improvements are approximately 3 to 7 years. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization is removed from the accounts and any gain or loss is recognized.

F-39

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Goodwill

Goodwill represents the excess purchase price over the fair value of the net assets of acquired businesses. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill warrants revision or that the remaining balance of goodwill may not be recoverable. If such events or circumstances have occurred, an impairment of the asset is recognized when estimated undiscounted future cash flows generated by the affected subsidiaries are determined to be insufficient to recover the intangible asset. The amount of impairment, if any, is measured based on estimated discounted cash flows using a discount rate based on the Company’s average cost of funds. Management determined there was no impairment adjustment necessary during the years ended December 31, 2012 and 2011.

Workers’ Compensation Reserve

The Company is insured under a workers’ compensation program for corporate and worksite employees with per occurrence deductible amounts of $400,000. Workers’ compensation costs at December 31, 2012 and 2011 include an estimate of claims incurred but not yet paid of $352,397 and $109,515. Management has determined that this meets the criteria under ASC 210-20-45-1 Right of Setoff Criteria, and has recorded prepaid workers’ compensation expense net of this amount.

The reserve for unpaid workers’ compensation losses has been estimated based upon claims outstanding, including an estimate of incurred but not yet paid claims at the end of the year. These estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for losses are adequate. However, it is at least reasonably possible that a change in the estimates could occur in the near term. The estimates are continually reviewed and adjusted as necessary. As experience develops or new information becomes known, such adjustments will be included in current operations.

In addition, management periodically reviews outstanding claims for those that it believes to be fraudulent or those for which the Company will most likely not be liable. In such circumstances, the Company estimates a range of probable loss exposure and provides a reserve for the more likely amount in the range. If no amount within the range is more likely than any other, the Company provides for the minimum amount in the range.

Treasury Stock

The Company accounts for treasury stock using the cost method, which defers recognition of gain/loss on treasury stock until the stock has ultimately been sold or retired. Amounts recorded in treasury stock represent the cost to the Company to repurchase the outstanding shares.

F-40

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Share-based Compensation

The Company has adopted a share-based employee compensation plan (the Plan), which provides for the grant of stock options to employees of the Company, with vesting periods determinable by the Board of Directors at the grant date. At December 31, 2012 and 2011, approximately 641,000 shares of Common stock remained available for grant. No options were outstanding at December 31, 2012 or 2011.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses were approximately $35,000 and $38,000 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Company is a C corporation and is accounting for its income taxes in accordance with current accounting standards, which require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when it is more likely than not that the deferred tax assets may not be realized.

The Company recognizes in its financial statements the financial effect of a tax position, if that position is more likely than not to not be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Tax positions taken related to state and federal income taxes have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. As of December 31, 2012, the Company’s tax years 2009 to 2011 remain subject to examination for federal and state tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for reserves for workers’ compensation insurance, the allowance for doubtful accounts, and impairment of long-lived assets. The Company evaluates and updates its assumptions and estimates on an ongoing basis. Actual results could vary from such estimates.

F-41

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Subsequent Events

The Company has evaluated for recognition and disclosure all events or transactions that occurred after December 31, 2012 through February 15, 2013, the date these financial statements were available to be issued.

NOTE 2. ACCOUNTS RECEIVABLE

The Company recorded approximately $300 and $399,000 in additions, net of recoveries, to its allowance for doubtful accounts for the years ended December 31, 2012 and 2011, respectively. The Company wrote off approximately $2,000 and $357,000 of accounts receivable against its allowance for doubtful accounts during the years ended December 31, 2012 and 2011, respectively.

NOTE 3. FURNITURE, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, and leasehold improvements consisted of the following at December 31:

	2012	2011
Furniture and fixtures	$641,979	$639,536
Leasehold improvements	77,660	113,863
	719,639	753,399
Less accumulated depreciation and amortization	550,391	618,592
	$169,248	$134,807

Depreciation and amortization expense were $82,863 and $75,011 for the years ended December 31, 2012 and 2011, respectively.

F-42

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

	2012	2011
Accrued compensation	$537,804	$391,153
Payroll taxes	483,771	356,625
Unclaimed wages	10,573	10,873
Unclaimed property	1,356	7,558
Accrued management fees (related party)	440,000	400,000
Accrued state taxes	29,372	79,035
Accrued interest	8,475	25,990
Other accrued expenses	34,810	273,237

	1,546,161	1,544,471

NOTE 5. LINE-OF-CREDIT

The Company has a credit agreement (Credit Agreement) with a financial institution that provides for a $4,000,000 revolving line-of-credit (LOC) maturing June 1, 2013, as amended in June 19, 2012. Interest is payable monthly on the outstanding balance of the LOC at an interest rate equal to the one month LIBOR rate plus 2.5% or the prime rate, 3.25% at December 31, 2012 and 2011. At December 31, 2012 and 2011, the Company had outstanding borrowings of $3,264,048 and $3,265,769 with amounts available to borrow of $735,952 and $734,231, respectively. The LOC is collateralized by substantially all the assets of the Company. The Credit Agreement requires maintenance of certain financial covenants and other restrictions.

NOTE 6. NOTE PAYABLE – RELATED PARTY

Note payable at December 31, 2012 and 2011 was comprised of a promissory note to a principal stockholder for the original amount of $750,000. The promissory note is subordinated to the prior payment in full of obligations under the Credit Agreement, as defined in the subordination agreement, which as of December 31, 2012 consisted of the LOC. The outstanding principal and accrued interest, shall be due and payable on or before February 17, 2014, or, on demand at any time after the Company satisfactorily fulfills its covenant obligations under the Credit Agreement. Interest on the promissory note accrues at an annual rate of 15%, and will escalate by 2.5% on each succeeding February 17th that the note remains unpaid, but will not exceed the lesser of 22.5% or the statutory legal rate limit and is payable monthly on the first day of the month. At December 31, 2012 and 2011, approximately $8,475 and $26,000, respectively, accrued interest was included in accrued expenses. At December 31, 2012 and 2011, the outstanding balance on the note payable was $750,000 and $562,500, respectively.

F-43

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. INCOME TAXES

The components of the income tax provision (benefit) are as follows for the years ended December 31:

	2012	2011
Current – Federal	$-	$-
Current – State	44,543,00	71,364
Deferred	503,420	200,226

Income tax provision	$547,963	$271,590

The estimated provision for income tax expense differs from the amount calculated by applying the statutory federal income tax rates to income before taxes due to expenses which are non-deductible for federal income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31:

	2012	2011
Deferred tax assets
Allowance for bad debts	$52,594	$53,203
Federal net operating loss carryforward	(935)	136,860
State net operating loss carryforward	16,760	16,760
Other	36,286	41,921
	104,705	248,744
Deferred tax liabilities
Equipment and improvements	(36,766)	(14,511)
Intangible assets	(1,729,892)	(1,507,766)

	(1,766,658)	(1,522,277)

Net deferred tax liabilities	$(1,661,953)	$(1,273,533)

F-44

NOTE 7. INCOME TAXES – CONTINUED

The net deferred tax asset (liability) is classified on the balance sheets at December 31 as follows:

	2012	2011
Current deferred tax asset	$88,880	$95,124
Long-term deferred tax liability	(1,750,833)	(1,368,657)
	$(1,661,953)	$(1,073,307)

If not used, the Company’s net operating losses will ultimately expire in 2019.

NOTE 8. CONCENTRATIONS

For the year ended December 31, 2012 and 2011, one customer and two customers represented approximately 20% and 34%, respectively, of the Company’s annual revenues.

At December 31, 2012 and 2011, approximately 19% and 27%, respectively, of accounts receivable was comprised of amounts due from one customer.

NOTE 9. CAPITAL STOCK

During the year ended December 31, 2011, the Company repurchased 3,564 shares of Common stock outstanding. Consideration for the purchase consisted of forgiveness of a note receivable totaling approximately $7,000, and cash paid totaling approximately $18,000.

As a result of the Company’s reorganization of its capital structure during the year ended December 31, 2010, a majority of its shareholders exchanged their shares of common stock for an equal number of the Company’s Series A Preferred stock. The following schedules summarize the changes in the number of shares of the Company’s capital stock.

	Number of Shares
	2012	2011
Authorized
Series A Preferred Stock, no par value	700,000	700,000
Common stock, no par value	800,000	800,000
Issued
Series A Preferred stock, no par value	629,132	629,132
Common stock, no par value
Outstanding	37,640	37,640
Treasury	3,564	3,564

Total Common stock, no par value	41,204	41,204

F-45

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. CAPITAL STOCK – CONTINUED

The Series A Preferred stockholders have liquidation preferences over the Common stockholders. Subject to the payment in full of the Series A Preferred stock, the remaining assets and funds of the Company will be distributed among the holders of Common and Series A Preferred stock ratably in proportion to the shares of Common stock they hold or have the right to acquire upon conversion of Series A Preferred stock. No dividend may be paid on any shares of Common stock unless a pro rata dividend is paid on the Series A Preferred stock based on the conversion rate. Each share of Series A Preferred stock is convertible to one share of Common stock.

NOTE 10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan and trust for the benefit of eligible employees. The Company makes discretionary employer contributions. The Company’s contributions to the 401(k) plan were approximately $539 and $4,000 for the years ended December 31, 2012 and 2011, respectfully.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company pays monthly management fees to a certain stockholder for management and administrative services. Total management fees were $240,000 for each of the years ended December 31, 2012 and 2011. The total management fees payable to the stockholder at December 31, 2012 and 2011, were $400,000 for each of the years, and are included in accrued expenses.

One or more of the Company’s directors own an interest in four and three of the Company’s customers in 2012 and 2011, respectively. During 2012 and 2011, the Company generated revenue totaling approximately $1,734,296 and $1,412,000, respectively, from these customers.

Notes receivable from stockholders included as a reduction of stockholders’ equity represents interest free loans for the purchase of Common stock. The note receivable was forgiven and is included in treasury stock.

During the year ending December 2011, a stockholder of the Company (the Consultant) was engaged to perform and render such consulting services as the Consultant and the Company shall agree from time to time. The agreement contains non-compete provisions, and expired during the year ended December 31, 2011. Included in operating expense are consulting fees paid to the Consultant of $48,000 for the year ended December 31, 2011.

F-46

INSTAFF HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. LEASE COMMITMENTS

The Company leases its office facilities and certain office equipment under noncancelable operating leases. Certain facility leases require the payment of property taxes, insurance and other costs. Most of the office leases provide renewal options, and certain equipment leases provide options to purchase the equipment at fair market value.

At December 31, 2012, the minimum future rental payments required under these leases are as follows:

Years Ending December 31,	Amount
2013	$262,988
2014	232,124
2015	194,643
2016	120,620
2017	24,200
Total	$834,575

Rent expense, which includes insurance, taxes, and other costs, was approximately $372,000 and $361,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 13. LITIGATION

The Company is regularly involved in various claims and legal actions arising in the ordinary course of its business, typically matters relating to various aspects of employment law and workers’ compensation. Management does not believe that the ultimate resolution of these matters will have a material adverse affect on the Company’s consolidated financial position, results of operations, or cash flows.

NOTE 14. PRELIMINARY AGREEMENT FOR SALE OF THE COMPANY

On October 25, 2012, the Company executed a term sheet outlining the general terms for the acquisition of the stock of the Company by another staffing company. Due diligence and negotiations related to the term sheet have not resulted in a definitive purchase date as of the report date.

F-47

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

1,088,453 Shares

PROSPECTUS

Common Stock

, 2013

Until ___, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the fees and expenses payable by us in connection with the issuance and distribution of the shares of our common stock:

Registration Fees	$1.50
Accounting Fees and Expenses	$108,000
Legal Fees and Expenses	$175,000
Miscellaneous Fees and Expenses	$20,000
Total	$303,001.50

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

II–1

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

On December 3, 2012, LTN Acquisition, LLC sold 6 million Class A units having an aggregate offering price of $4.5 million in conjunction with the acquisition of API. The Class A units were issued without registration in reliance on Rule 506 under the Securities Act of 1933, as amended. Taglich Brothers, Inc. received as sales commissions $360,000 and 600,000 warrants to purchase Class A Units with an exercise price of $0.90 per unit. The Class A units were sold to 80 investors.

On November 21, 2011, LTN Acquisition, LLC sold 8.5 million Class A units having an aggregate offering price of $4.9 million. The Class A units were issued without registration in reliance on Rule 506 under the Securities Act of 1933, as amended. Taglich Brothers, Inc. received $400,000 in sales commissions. The Class A units were sold to 128 investors.

On May 24, 2010, LTN Acquisition, LLC issued in the aggregate principal amount of $2,250,000. The notes were issued without registration in reliance on Rule 506 under the Securities Act of 1933, as amended. Taglich Brothers, Inc. received $180,000 in sales commissions. The notes were issued to approximately 74 investors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

II–2

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II–3

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II–4

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas on _____, 2013.

LTN STAFFING, LLC

By:
Name: L. Allen Baker, Jr.
Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and managers of LTN Staffing, LLC, a Delaware limited liability company, do hereby constitute and appoint L. Allen Baker, Jr. and Debra R. Jackson, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

	President, Chief Executive Officer and Manager	, 2013
L. Allen Baker, Jr.	(Principal Executive Officer)

	Chief Financial Officer	, 2013
Debra R. Jackson	(Principal Financial and Accounting Officer)

	Manager	, 2013
Richard L. Baum, Jr.

	Manager	, 2013
Douglas E. Hailey

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated as of [TBD], by and among LTN Staffing, LLC, InStaff Holding Corporation and InStaff Personnel, LLC*
3.1	Form of Certificate of Incorporation of BG Staffing, Inc. to become effective immediately prior to effectiveness†
3.2	Form of Bylaws of BG Staffing, Inc. to become effective immediately prior to effectiveness†
4.1	Form of Common Stock Certificate†
4.2	Form of Warrant†
5.1	Opinion of Fulbright & Jaworski L.L.P.†
8.1	Opinion of Fulbright & Jaworski L.L.P.†
10.1	LTN Acquisition, LLC Ownership Incentive Plan*
10.2	Stock Option Plan†
10.3	Employment Agreement, dated as of April 30, 2009, between LTN Staffing, LLC and L. Allen Baker, Jr.*
10.4	Restricted Unit Award Agreement, dated as of May 27, 2009, between LTN Acquisition, LLC and L. Allen Baker, Jr.*
10.5	Employment Agreement, dated as of March 26, 2012, between B G Staff Services Inc. and Debra R. Jackson*
10.6	Restricted Unit Award Agreement, dated as of March 26, 2012, between LTN Acquisition, LLC and Debra R. Jackson*
10.7	Form of Indemnity Agreement*
10.8	Loan and Security Agreement, dated as of May 24, 2010, among Fifth Third Bank, LTN Staffing, LLC and the other Borrowers thereto*
10.9	Capital Contribution Agreement, dated as of [TBD], among Fifth Third Bank, Taglich Private Equity, LLC, LTN Staffing, LLC and certain subsidiaries of LTN Staffing, LLC*
10.10	Loan Agreement with respect to subordinated loans, among LTN Staffing, LLC, Legg Mason SBIC Mezzanine Fund, L.P. and Brookside Pecks Capital Partners*
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Weaver & Tidwell, L.L.P.*
23.3	Consent of Kahn, Litwin, Renza & Co., Ltd.*
23.4	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)†
23.5	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.1)†
24.1	Power of Attorney (included on the signature page of this Registration Statement)*

*	Filed herewith.

†	To be filed as an exhibit to a pre-effective amendment to this registration statement.